B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2019
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)
This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 27, 2020 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2019. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. In respect of La Libertad and El Limon, as a result of their sale to Calibre Mining Corp. ("Calibre") on October 15, 2019, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter (to reflect B2Gold's current interest in Calibre, (subject to reduction if B2Gold’s interest in Calibre dilutes)), representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre.
Additional information related to B2Gold, including our Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines (one in Mali, one in the Philippines and one in Namibia). The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua, El Limon Mine and La Libertad Mine. The Company also has a 48.3% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
Basis of Presentation - Nicaraguan Assets - Discontinued Operations

On August 28, 2019, the Company entered into a Share Purchase Agreement with Calibre to restructure its interests in and for Calibre to acquire from B2Gold the producing El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets"). On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), plus an additional final payment for closing working capital of $18 million. As a result of closing the Calibre Transaction and the Calibre common shares subsequently issued to B2Gold upon the conversion of the convertible debenture in November 2019, the Company now holds approximately 34% of the total issued and outstanding Calibre common shares. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations is reflected by its significant equity interest in Calibre, its right to appoint one director to the Board of Directors of Calibre and its participation in an Advisory Board of Calibre.

Up to October 14, 2019, B2Gold has accounted for the Nicaraguan Assets as discontinued operations in its reported results for the three and twelve month periods ended December 31, 2019 and 2018, respectively, for financial reporting purposes in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Consolidated Statement of Operations and the Consolidated Statements of Cash Flows. Commencing October 15, 2019, the Company no longer consolidates the results of the Nicaraguan Assets in its consolidated financial statements, but uses the equity method to account for its 34% ownership interest in Calibre. In addition, commencing October 15, 2019, B2Gold reports its attributable share of Calibre's production, cash costs and all-in sustaining costs in the Company's consolidated Non-IFRS measures.
Summary
Consolidated gold revenue for the year ended December 31, 2019 was a record $1,156 million on sales of 827,800 ounces at an average realized price of $1,396 per ounce compared to $1,051 million on sales of 833,696 ounces at an average realized price of $1,261 per ounce in 2018. The $105 million (10%) increase in gold revenue was mainly attributable to a 10% increase in the average realized gold price. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Consolidated Statement of Operations. Gold revenue from discontinued operations in the year ended December 31, 2019 decreased to $162 million from $174 million in 2018 as a result of the completion of the sale of the Nicaraguan Assets on October 15, 2019. If gold sales from El Limon and La Libertad mines (reported in discontinued operations) are included in revenues for the year ended December 31, 2019, adjusted consolidated gold revenue (Non-IFRS Measure) was $1,318 million (including $162 million from El Limon and La Libertad mines) on sales of 943,465 ounces (including 115,665 ounces from El Limon and La Libertad mines) at an average realized price of $1,397 per ounce.

Consolidated gold revenue (excluding discontinued operations) in the fourth quarter of 2019 was $314 million on sales of 211,800 ounces at an average realized price of $1,481 per ounce compared to $231 million on sales of 188,029 ounces at an average realized price of $1,228 per ounce in the fourth quarter of 2018. The $83 million (or 36%) increase in gold revenue for the quarter was mainly attributable to a 21% increase in the average realized gold price and a 13% increase in gold ounces sold. Gold revenue from discontinued operations in the fourth quarter of 2019 decreased to $10 million from $41 million in the fourth quarter of 2018 as a result of the completion of the sale of the Nicaraguan Assets on October 15, 2019. If gold sales from El Limon and La Libertad mines (reported as discontinued operations) are included for the fourth quarter of 2019, adjusted consolidated gold revenue (Non-IFRS Measure) was $324 million (including $10 million from El Limon and La Libertad mines) on sales of 218,437 ounces (including 6,637 ounces from El Limon and La Libertad mines) at an average realized price of $1,482 per ounce.

For B2Gold, 2019 was another solid year of operational performance, with the achievement of B2Gold's eleventh consecutive year of record annual consolidated gold production. For full-year 2019, B2Gold’s consolidated gold production was an annual record 969,495 ounces (including 118,379 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the period of October 15, 2019 to December 31, 2019), consolidated gold production was 980,219 ounces, exceeding the upper end of the Company’s guidance range (of between 935,000 and 975,000 ounces) with solid performances from all of the Company’s operations. The Fekola Mine in Mali continued to outperform expectations in 2019 and exceeded the upper limit of its increased production guidance range (of between 445,000 and 455,000 ounces) with gold production of 455,810 ounces. The Masbate Mine in the Philippines achieved another very strong year in 2019, producing an annual record 217,340 ounces of gold, also exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2019, producing 177,966 ounces of gold, also exceeding the upper limit of its guidance range (of between 165,000 and 175,000 ounces). In the fourth quarter of 2019, B2Gold’s consolidated gold production was 234,416 ounces (including 6,010 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the period of October 15, 2019 to December 31, 2019), the Company’s total gold production for the fourth quarter of 2019 was 245,140 ounces. In the fourth quarter of 2019, the Company's continuing operations beat plan by approximately 13,000 ounces. This outperformance was driven by continued higher throughput at Fekola and high-grade ore production from the Wolfshag Pit at Otjikoto.

For the year ended December 31, 2019, consolidated cash operating costs1 (excluding discontinued operations) were $449 per gold ounce produced ($452 per gold ounce sold), $23 per gold ounce produced or 5% higher than 2018. Consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) for the year ended December 31, 2019 were $512 per gold ounce produced ($519 per gold ounce sold) and were below the low end of the Company's guidance range of $520 to $560 per ounce. The favourable variance against guidance was attributable to the strong operating results from all of the Company's operations with higher than planned gold production and lower than planned total cash operating costs at all sites. Compared to 2018, consolidated cash operating costs in 2019 were higher primarily due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher than budgeted mill throughput in 2019 which was fed partly from low-grade stockpiles) and lower operating costs incurred by Fekola during the start-up phase in 2018. In the fourth quarter of 2019, consolidated cash operating costs (excluding discontinued operations) were $442 per gold ounce produced ($451 per gold ounce sold), in-line with the fourth quarter of 2018. Consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) for the fourth quarter of 2019 were $467 per gold ounce produced ($479 per gold ounce sold), 11% lower than the fourth quarter of 2018 and in-line with or slightly lower than plan. The fourth quarter of 2019 reflected continuing strong operating results from the Fekola and Otjikoto mines with higher than planned gold production and lower than planned total cash operating costs. Compared to the fourth quarter of 2018, consolidated cash operating costs were lower in the fourth quarter of 2019 primarily due to the disposal of El Limon and La Libertad mines.
Consolidated all-in sustaining costs2 (excluding discontinued operations) for the year ended December 31, 2019 were $794 per gold ounce sold compared to $663 per gold ounce sold for 2018. Consolidated all-in sustaining costs (including discontinued operations and the Company's attributable share of Calibre's results) for the year ended December 31, 2019 were $862 per gold ounce sold ($748 per gold ounce sold for 2018) and were within the Company's guidance range of $835 to $875 per ounce. Compared to 2018, consolidated all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs in 2019 noted above and the higher prestripping activities at Otjikoto for 2019. Consolidated all-in sustaining costs (excluding discontinued operations) for the fourth quarter of 2019 were $869 per gold ounce sold compared to $745 per gold ounce sold for the fourth quarter of 2018. Consolidated all-in sustaining costs (including discontinued operations and the Company's attributable share of Calibre's results) for the fourth quarter of 2019 were $882 per gold ounce sold compared to $812 per gold ounce sold for the fourth quarter of 2018. All-in sustaining costs for the fourth quarter of 2019 included timing differences related to the catch up of budgeted sustaining capital at Fekola and prestripping costs for Wolfshag Phase 3 at Otjikoto, both of which were delayed from earlier quarters in 2019. All-in sustaining costs for the fourth quarter of 2019 also included higher than budgeted royalties and production taxes (approximately $4 million due to higher than budgeted realized gold prices and production). Compared to the fourth quarter of 2018, consolidated all-in sustaining costs were higher in the fourth quarter of 2019 as a result of higher sustaining capital expenditures in 2019.
For the year ended December 31, 2019, the Company generated net income of $316 million compared to a net income of $45 million in 2018. For the year ended December 31, 2019, the Company generated net income attributable to the shareholders of the Company of $293 million ($0.29 per share) compared to $29 million ($0.03 per share) in 2018. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2019 was $238 million ($0.23 per share) compared to adjusted net income of $141 million ($0.14 per share) in 2018. Net income for the fourth quarter of 2019 was $182 million compared to net loss of $50 million for the fourth quarter of 2018. For the fourth quarter of 2019, the Company generated net income attributable to the shareholders of the Company of $177 million ($0.17 per share) compared to net loss attributable to the shareholders of the Company of $59 million (net loss of $0.06 per share) in the fourth quarter of 2018. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2019 was $69 million ($0.07 per share) compared to adjusted net income of $3 million ($0.00 per share) in the fourth quarter of 2018.

____________________
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Cash flow provided by operating activities was $492 million for the year ended December 31, 2019 compared to $451 million in 2018, an increase of $41 million. Cash flow provided by operating activities of continuing operations was $449 million for the year ended December 31, 2019 compared to $426 million in 2018, an increase of $23 million. The increase reflects higher revenues of $135 million, partially offset by higher production costs of $24 million, higher royalties of $8 million and higher income tax installment payments including an additional $70 million for Fekola. Included in cash flow provided by operating activities for the year ended December 31, 2019 was cash provided by operating activities of discontinued operations of $43 million compared to $25 million during the same period in 2018, an increase of $18 million. At December 31, 2019, the Company had approximately 25,000 ounces of gold sitting at refineries waiting for final processing. Due to the timing of final shipments for the Fekola and Masbate mines in late December 2019, these ounces were not available for sale until January 2020, when they were sold at an average realized price of $1,568 per ounce for total proceeds of approximately $39 million. In addition, in the fourth quarter of 2019, the Company elected to make a voluntary prepayment of Fekola income taxes of $12.5 million. This prepayment will reduce the final installment amount payable in second quarter of 2020 for Fekola's 2019 income taxes by a corresponding amount of $12.5 million. If the Company had not elected to make this voluntary prepayment of income taxes, cash flow provided by operating activities for 2019 would have totalled $505 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, were $119 million. Based on current assumptions, the Company expects to make cash income tax payments in 2020 of approximately $115 million.

At December 31, 2019, the Company had cash and cash equivalents of $141 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at December 31, 2019 was $242 million compared to $156 million at December 31, 2018. During the year ended December 31, 2019, the Company repaid $200 million of the outstanding balance on its revolving credit facility ("RCF"). At December 31, 2019, the Company had drawn $200 million under the $600 million RCF, leaving an undrawn and available balance under the RCF of $400 million. Based on current assumptions, the Company expects to repay the remaining outstanding balance of $200 million during fiscal 2020.

On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, the revised RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility. The term of the revised RCF is four years, maturing on May 9, 2023.
The revised RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate exploration opportunities and continue to pay a dividend.
On March 26, 2019, the Company announced results from the Expansion Study Preliminary Economic Assessment (the “Expansion Study PEA”) for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The Expansion Study PEA took into account the significant increase in the Fekola Mineral Resource estimate announced on October 25, 2018. Based on the Expansion Study PEA, once the expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous Life-of-Mine (“LoM”). Project economic highlights from the Expansion Study PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). Construction commenced in October 2019 and the Fekola Mill expansion is expected to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and is being commissioned in the first quarter. All expansion materials have been ordered and have begun arriving on site. Installation of steel has commenced and a double tailings lift expansion is underway and will be completed prior to the end of the second quarter of 2020.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated (81%) and Inferred Mineral Resources (19%). Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that results from the Expansion Study PEA will be realized.
The Company completed a preliminary study in the second quarter of 2019 to evaluate the technical and economic viability of adding an off-grid solar plant to the Fekola Mine. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 megawatts (“MW”) of solar generating capacity with a significant battery storage component would provide the best economic result. A second study was completed that established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) for a capital cost of approximately $38 million. The project was approved by the B2Gold Board of Directors in the second quarter of 2019. The Fekola solar plant engineering has been completed and construction progressed well in the second half of 2019 and remains within budget and on schedule for completion in the third quarter of 2020. Earthworks are more than 90% complete, all major purchase orders have been placed and installation of the tracker system and solar panels will begin by mid-March 2020.
In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit).
In the third quarter of 2019, the Company increased the Mali exploration budget by $3 million for approximately 14,000 metres of drilling of new exploration targets at Fekola and the surrounding areas, including Cardinal. On September 16, 2019 and December 9, 2019, the Company announced positive exploration results from the Anaconda area and Fekola deposit, including a sulphide zone below the Mamba saprolite zone, indicating the potential for Fekola-type gold deposits.
On December 23, 2019, the Company and AngloGold Ashanti Ltd. ("AGA") entered into an amended and restated shareholders agreement under which B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote gold project in Colombia (the "Gramalote Project"), following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture (currently 48.3% B2Gold and 51.7% AGA) and B2Gold would continue its role of manager of the Gramalote joint venture, which it assumed on January 1, 2020. The parties will continue to have equal representation on the joint venture management committee. Following the expenditure of the sole fund amount, each joint venture partner will fund its share of expenditures pro rata.
For the fourth quarter of 2019, B2Gold's Board of Directors declared its first quarterly dividend of $0.01 per common share and expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share), subject to authorization of the Board of Directors and all applicable laws.
On February 27, 2020, B2Gold’s Board of Directors declared a quarterly cash dividend of $0.01 per common share, payable on March 23, 2020 to shareholders of record as of March 9, 2020.
For 2020, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production guidance of between 1,000,000 and 1,055,000 ounces of gold (including attributable ounces of between 45,000 and 50,000 from Calibre) with forecast cash operating costs of between $415 and $455 per ounce (2019 guidance was between $520 and $560 per ounce) and all-in sustaining costs of between $780 and $820 per ounce (2019 guidance was between $835 and $875 per ounce).

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2019	2018	2019	2018	2017

Gold revenue from continuing operations(1) ($ in thousands)	313,659	230,910	1,155,637	1,051,424	484,314
Net income from continuing operations(1) ($ in thousands)	178,702	1,685	308,859	134,767	96,259
Net income (loss) from discontinued operations ($ in thousands)	3,711	(51,361)	6,982	(89,646)	(34,693)
Net income (loss)(1) ($ in thousands)	182,413	(49,676)	315,841	45,121	61,566
Earnings (loss) per share from continuing operations – basic (1)(3) ($/share)	0.17	(0.01)	0.28	0.12	0.09
Earnings (loss) per share from continuing operations – diluted (1)(3) ($/share)	0.17	(0.01)	0.28	0.10	0.09
Earnings (loss) per share – basic (1)(3) ($/share)	0.17	(0.06)	0.29	0.03	0.06
Earnings (loss) per share – diluted (1)(3) ($/share)	0.17	(0.06)	0.29	0.02	0.06
Cash provided by operating activities of continuing operations(1) ($ in thousands)	142,565	71,329	449,438	426,302	139,829
Cash provided by operating activities of discontinued operations ($ in thousands)	2,340	2,815	42,535	24,565	15,172
Cash provided by operating activities(1) ($ in thousands)	144,905	74,144	491,973	450,867	155,001
Total assets ($ in thousands)	2,683,071	2,547,804	2,683,071	2,547,804	2,685,157
Non-current liabilities ($ in thousands)	466,357	687,701	466,357	687,701	624,220
Average realized gold price from continuing operations(1) ($/ounce)	1,481	1,228	1,396	1,261	1,247
Adjusted net income(3)(4) ($ in thousands)	68,759	3,197	237,724	141,382	43,833
Adjusted earnings per share (3)(4) - basic ($)	0.07	0.00	0.23	0.14	0.04
Excluding El Limon and La Libertad discontinued operations results (1):
Gold sold (1) (ounces)	211,800	188,029	827,800	833,696	388,373
Gold produced (1) (ounces)	228,406	201,601	851,116	822,912	426,209
Cash operating costs(1)(4) ($/ gold ounce sold)	451	438	452	420	500
Cash operating costs(1)(4) ($/ gold ounce produced)	442	458	449	426	492
Total cash costs(1)(4) ($/ gold ounce sold)	556	528	548	507	553
All-in sustaining costs(1)(4) ($/ gold ounce sold)	869	745	794	663	870
Including El Limon and La Libertad discontinued operations results, Equity investment in Calibre and Fekola pre-commercial production results (2):
Gold sold (2) (ounces)	230,915	221,307	955,943	970,409	590,209
Gold produced(2) (ounces)	245,140	231,687	980,219	953,504	624,225
Cash operating costs(2)(4) ($/ gold ounce sold)	479	507	519	490	545
Cash operating costs(2)(4) ($/ gold ounce produced)	467	523	512	495	542
Total cash costs(2)(4) ($/ gold ounce sold)	579	590	609	571	602
All-in sustaining costs(2)(4) ($/ounce gold)	882	812	862	748	881

(1)
The results for the year ended December 31, 2017 include the results from the Fekola Mine from December 1, 2017. For the year ended December 31, 2017, proceeds from the sale of pre-commercial proceeds less pre-commercial production costs for net proceeds of $73 million were excluded from the Consolidated Statement of Operations and recorded as a reduction of the Fekola Mine carrying value.

(2)	The results for the year ended December 31, 2017 include the results from the Fekola Mine from October 1, 2017.

(3)	Attributable to the shareholders of the Company.

(4)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2019 was a record $1,156 million on sales of 827,800 ounces at an average realized price of $1,396 per ounce compared to $1,051 million on sales of 833,696 ounces at an average realized price of $1,261 per ounce in 2018. The $105 million (10%) increase in gold revenue was mainly attributable to a 10% increase in the average realized gold price. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Consolidated Statement of Operations. Gold revenue from discontinued operations in the year ended December 31, 2019 decreased to $162 million from $174 million in 2018 as a result of the completion of the sale of the Nicaraguan Assets on October 15, 2019. If gold sales from El Limon and La Libertad mines (reported in discontinued operations) are included in revenues for the year ended December 31, 2019, adjusted consolidated gold revenue (Non-IFRS Measure) was $1,318 million (including $162 million from El Limon and La Libertad mines) on sales of 943,465 ounces (including 115,665 ounces from El Limon and La Libertad mines) at an average realized price of $1,397 per ounce.

Consolidated gold revenue for the year ended December 31, 2019 included $30 million relating to the delivery of 25,282 ounces of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions. As at December 31, 2019, the Company had no remaining amounts outstanding under its Prepaid Gold Sales contracts.

For the year ended December 31, 2019, the Fekola Mine accounted for $617 million (2018 - $561 million) of gold revenue from the sale of 441,400 ounces (2018 - 441,900 ounces), the Masbate Mine accounted for $294 million (2018 - $283 million) of gold revenue from the sale of 211,300 ounces (2018 - 223,500 ounces) and the Otjikoto Mine accounted for $247 million (2018 - $213 million) of gold revenue from the sale of 175,100 ounces (2018 - 168,296 ounces). Excluded from gold revenue was El Limon's gold revenue of $64 million (2018 - $68 million) from the sale of 45,237 ounces (2018 - 53,695 ounces) and La Libertad's gold revenue of $98 million (2018 - $105 million) from the sale of 70,428 ounces (2018 - 83,018 ounces).

Production and operating costs

For B2Gold, 2019 was another solid year of operational performance, with the achievement of B2Gold's eleventh consecutive year of record annual consolidated gold production. For full-year 2019, B2Gold’s consolidated gold production was an annual record 969,495 ounces (including 118,379 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the period of October 15, 2019 to December 31, 2019), consolidated gold production was 980,219 ounces, exceeding the upper end of the Company’s guidance range (of between 935,000 and 975,000 ounces) with solid performances from all of the Company’s operations. The Fekola Mine in Mali continued to outperform expectations in 2019 and exceeded the upper limit of its already increased production guidance range (of between 445,000 and 455,000 ounces) with gold production of 455,810 ounces. The Masbate Mine in the Philippines achieved another very strong year in 2019, producing an annual record 217,340 ounces of gold, also exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2019, producing 177,966 ounces of gold, also exceeding the upper limit of its guidance range (of between 165,000 and 175,000 ounces).

For the year ended December 31, 2019, consolidated cash operating costs (refer to "Non-IFRS Measures") (excluding discontinued operations) were $449 per gold ounce produced ($452 per gold ounce sold), $23 per gold ounce produced or 5% higher than 2018. Consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) for the year ended December 31, 2019 were $512 per gold ounce produced ($519 per gold ounce sold) and were below the low end of the Company's guidance range of $520 to $560 per ounce. The favourable variance against guidance was attributable to the strong operating results from all of the Company's operations with higher than planned gold production and lower than planned total cash operating costs at all sites. Compared to 2018, consolidated cash operating costs in 2019 were higher primarily due to the lower grade ore tonnage processed at Fekola in 2019 (as a result of Fekola's significantly higher than budgeted mill throughput which was fed partly from low-grade stockpiles) and lower operating costs incurred by Fekola during the start-up phase in 2018.
Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) (excluding discontinued operations) for the year ended December 31, 2019 were $794 per gold ounce sold compared to $663 per gold ounce sold for 2018. Consolidated all-in sustaining costs (including discontinued operations and the Company's attributable share of Calibre's results) for the year ended December 31, 2019 were $862 per gold ounce sold ($748 per gold ounce sold for 2018) and were within the Company's guidance range of $835 to $875 per ounce. Compared to 2018, consolidated all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted in 2019 above and the higher prestripping activities at Otjikoto in 2019.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $251 million for the year ended December 31, 2019 comparable to $248 million in 2018 as the ounces sold and depreciation charge per ounce gold sold were in-line for each period.

Royalties and production taxes
Royalties and production taxes included in total cost sales were $80 million for the year ended December 31, 2019 compared to $72 million in 2018. The increase resulted from the higher average realized gold price which was 10% higher in 2019 compared to 2018.
Other

General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2019, G&A costs increased by $4 million to $55 million, primarily due to an increase in personnel costs resulting from new hires and salary increases, including additional employment taxes, at the Company's head and local offices.

Share-based payment expense for the year ended December 31, 2019 was $17 million, which was comparable to 2018.

During the year ended December 31, 2019, the Company identified an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $70 million (pre-tax $100 million impairment reversal less $30 million deferred tax expense) (refer to "Areas of Judgement and Critical Accounting Estimates").

On June 15, 2018, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia to Libero Copper Corporation ("Libero") for 10,400,000 common shares of Libero and a 2% net smelter returns royalty ("NSR") on production generated on the property pursuant to the terms of a share purchase agreement dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income in 2018.

On October 15, 2019, the Company completed the sale of its Nicaraguan Assets. As a result of the sale, the Company recorded a gain on sale of $40 million.

During the year ended December 31, 2019, the Company wrote off $7 million of exploration stage mineral property interests as the decision was made not to proceed further with these exploration stage mineral property interests.

The Company’s results for the year ended December 31, 2018 included a non-cash mark-to-market gain of $11 million. The convertible notes were measured at fair value on each financial reporting period-end date with changes flowing through the Consolidated Statement of Operations. On October 1, 2018, the Company repaid the convertible notes in cash.
The Company reported $27 million in interest and financing expense for the year ended December 31, 2019 compared to $31 million in 2018. The decrease in interest and financing expense was a result of the Company paying down the RCF and other debt during 2019.

For the year ended December 31, 2019, the Company recorded a net current income and other tax expense of $114 million compared to $104 million in 2018. In 2019, the current income tax expense consisted primarily of corporate income tax expense in Mali and the Philippines. The current income tax expense is higher than in 2018 due to higher income in Mali. Included in current income tax expense for 2019, is $20 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the year ended December 31, 2019, the Company recorded a deferred income tax expense of $59 million compared to a deferred income tax expense of $28 million in 2018. The increase is primarily from the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $30 million in 2019. The deferred income tax expense for the year ended December 31, 2018 primarily resulted from to the weakening of local currency in Mali and Namibia versus the US dollar and the use of tax losses in Namibia.

For the year ended December 31, 2019, the Company recorded income from discontinued operations, relating to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below), of $7 million compared to a loss from discontinued operations of $90 million for 2018. The significant improvement in reported results from discontinued operations was due to a number of factors. Firstly, compared to the year ended December 31, 2018, operating costs for the Nicaraguan Assets were lower as the operations returned to normal operating levels following disruption arising from social unrest experienced in 2018. Secondly, depreciation was not recorded for the discontinued operations in the second half of 2019 (as required under IFRS 5). Thirdly, during the year ended December 31, 2018, an impairment charge for La Libertad Mine long-lived assets was recorded partially offset by an impairment reversal for El Limon Mine long-lived assets. A $50 million impairment charge was recorded in the Consolidated Statement of Operations for La Libertad for the year ended December 31, 2018. In addition, the Company determined that the previous impairment charge for El Limon Mine of $16 million ($23 million net of a deferred income tax recovery of $7 million) had been fully reversed. This resulted in an impairment reversal of $9 million ($13 million net of a $4 million deferred income tax expense) after taking into account depreciation that would have been taken on the impaired assets.

For the year ended December 31, 2019, the Company generated net income of $316 million compared to a net income of $45 million in 2018. For the year ended December 31, 2019, the Company generated net income attributable to the shareholders of the Company of $293 million ($0.29 per share) compared to $29 million ($0.03 per share) in 2018. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2019 was $238 million ($0.23 per share) compared to adjusted net income of $141 million ($0.14 per share) in 2018. Adjusted net income for the year ended December 31, 2019 excluded share-based payments of $19 million, impairment reversals of $100 million, gain on sale of Nicaragua Assets of $40 million, write-down of mineral property interests of $7 million and deferred income tax expense of $58 million.

Cash flow provided by operating activities was $492 million for the year ended December 31, 2019 compared to $451 million during 2018, an increase of $41 million. Cash flow provided by operating activities of continuing operations was $449 million for the year ended December 31, 2019 compared to $426 million in 2018, an increase of $23 million. The increase reflects higher revenues of $135 million, partially offset by higher production costs of $24 million, higher royalties of $8 million and higher income tax installment payments including an additional $70 million for Fekola. Included in cash flow provided by operating activities for the year ended December 31, 2019 was cash provided by operating activities of discontinued operations of $43 million compared to $25 million during 2018, an increase of $18 million. At December 31, 2019, the Company had approximately 25,000 ounces of gold sitting at refineries waiting for final processing. Due to the timing of final shipments for the Fekola and Masbate mines in late December 2019, these ounces were not available for sale until January 2020, when they were sold at an average realized price of $1,568 per ounce for total proceeds of approximately $39 million. In addition, in the fourth quarter of 2019, the Company elected to make a voluntary prepayment of Fekola income taxes of $12.5 million. This prepayment will reduce the final installment amount payable in the second quarter of 2020 for Fekola's 2019 income taxes by a corresponding amount of $12.5 million. If the Company had not elected to make this voluntary prepayment of income taxes, cash flow provided by operating activities for 2019 would have totalled $505 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, were $119 million. Based on current assumptions, the Company expects to make cash income tax payments in 2020 of approximately $115 million.

At December 31, 2019, the Company had cash and cash equivalents of $141 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at December 31, 2019 was $242 million compared to $156 million at December 31, 2018. During the year ended December 31, 2019, the Company repaid $200 million of the outstanding balance on its RCF. At December 31, 2019, the Company had drawn $200 million under the $600 million RCF, leaving an undrawn and available balance under the RCF of $400 million.

Fourth quarter 2019 and 2018

Revenue

Consolidated gold revenue in the fourth quarter of 2019 was $314 million on sales of 211,800 ounces at an average realized price of $1,481 per ounce compared to $231 million on sales of 188,029 ounces at an average realized price of $1,228 per ounce in the fourth quarter of 2018. The $83 million (or 36%) increase in gold revenue for the quarter was mainly attributable to a 21% increase in the average realized gold price and a 13% increase in gold ounces sold. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Consolidated Statement of Operations. Gold revenue from discontinued operations in the fourth quarter of 2019 decreased to $10 million from $41 million in the fourth quarter of 2018 as a result of the completion of the sale of the Nicaraguan Assets on October 15, 2019. If gold sales from El Limon and La Libertad mines (reported in discontinued operations) are included in revenues for the fourth quarter of 2019, adjusted consolidated gold revenue (Non-IFRS Measure) was $324 million (including $10 million from El Limon and La Libertad mines) on sales of 218,437 ounces (including 6,637 ounces from El Limon and La Libertad mines) at an average realized price of $1,482 per ounce.

Consolidated gold revenue for the fourth quarter of 2019 did not include any revenue relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions as final delivery into these contracts was in the second quarter of 2019.

In the fourth quarter of 2019, the Fekola Mine accounted for $164 million (fourth quarter of 2018 - $116 million) of gold revenue from the sale of 110,800 ounces (fourth quarter of 2018 - 93,800), the Masbate Mine accounted for $71 million (fourth quarter of 2018 - $62 million) of gold revenue from the sale of 47,600 ounces (fourth quarter of 2018 - 50,000 ounces), the Otjikoto Mine accounted for $79 million (fourth quarter of 2018 - $55 million) of gold revenue from the sale of 53,400 ounces (fourth quarter of 2018 - 44,229 ounces). Excluded from gold revenue was $3 million (fourth quarter of 2018 - $16 million) of El Limon Mine's gold revenue from the sale of 2,162 ounces (fourth quarter of 2018 - 12,626 ounces) and La Libertad Mine's gold revenue of $7 million (fourth quarter of 2018 - $26 million) from the sale of 4,475 ounces (fourth quarter of 2018 - 20,652 ounces).

Production and operating costs
In the fourth quarter of 2019, B2Gold’s consolidated gold production was 234,416 ounces (including 6,010 ounces from discontinued operations). Including attributable ounces from Calibre (10,724 ounces for the period of October 15, 2019 to December 31, 2019), the Company’s total gold production for the fourth quarter of 2019 was 245,140 ounces. In the fourth quarter of 2019, the Company's continuing operations beat plan by approximately 13,000 ounces. This outperformance was driven by continued higher throughput at Fekola and high-grade ore production from the Wolfshag Pit at Otjikoto. Refer to “Review of Mining Operations and Development Projects" section below.
In the fourth quarter of 2019, consolidated cash operating costs (refer to "Non-IFRS Measures") (excluding discontinued operations) were $442 per gold ounce produced ($451 per gold ounce sold), in-line with the fourth quarter of 2018. Consolidated cash operating costs (including discontinued operations and the Company's attributable share of Calibre's results) for the fourth quarter of 2019 were $467 per gold ounce produced ($479 per gold ounce sold), 11% lower than the fourth quarter of 2018 and in-line with or slightly lower than plan. The fourth quarter of 2019 reflected continuing strong operating results from the Fekola and Otjikoto mines with higher than planned gold production and lower than planned total cash operating costs. Compared to the fourth quarter of 2018, consolidated cash operating costs were lower in the fourth quarter of 2019 primarily due to the disposal of El Limon and La Libertad mines.
All-in sustaining costs (refer to "Non-IFRS Measures") (excluding discontinued operations) for the fourth quarter of 2019 were $869 per gold ounce sold compared to $745 per gold ounce sold for the fourth quarter of 2018. All-in sustaining costs (including discontinued operations and the Company's attributable share of Calibre's results) for the fourth quarter of 2019 were $882 per gold ounce sold compared to $812 per gold ounce sold for the fourth quarter of 2018. All-in sustaining costs for the fourth quarter of 2019 included timing differences related to the catch up of budgeted sustaining capital at Fekola and prestripping costs for Wolfshag Phase 3 at Otjikoto, both of which were delayed from earlier quarters in 2019. All-in sustaining costs for the fourth quarter of 2019 also included higher than budgeted royalties and production taxes (approximately $4 million due to higher than budgeted realized gold prices and production). Compared to the fourth quarter of 2018, consolidated all-in sustaining costs were higher in the fourth quarter of 2019 as a result of higher sustaining capital expenditures in 2019.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $68 million in the fourth quarter of 2019 compared to $59 million in the fourth quarter of 2018. The increase in depreciation expense was mainly due to a 13% increase in the gold ounces sold.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $22 million for the fourth quarter of 2019 compared to $17 million in the fourth quarter of 2018. The increase in royalties and production taxes was due to a 21% increase in the gold price realized and a 13% increase in the gold ounces sold.
Other
G&A for the fourth quarter of 2019 was $18 million compared to $20 million for the fourth quarter of 2018. The majority of the decrease in G&A was due to changes in bonus and vacation accruals.
During the fourth quarter of 2019, the Company identified an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $70 million (pre-tax $100 million impairment reversal less $30 million deferred tax expense) (refer to "Areas of Judgement and Critical Accounting Estimates").

On October 15, 2019, the Company completed the sale of its Nicaraguan Assets. As a result of the sale, the Company recorded a gain on sale of $40 million.

During the fourth quarter of 2019, the Company wrote off $5 million of exploration stage mineral property interests as the decision was made not to proceed further with these exploration stage mineral property interests.

The Company reported $5 million in interest and financing expense during the fourth quarter of 2019 which was $2 million lower than the fourth quarter of 2018 resulting from debt repayments throughout 2019.

For the fourth quarter of 2019, the Company recorded a net current income and other tax expense of $30 million compared to $19 million in the fourth quarter of 2018, consisting of current income tax of $22 million (fourth quarter of 2018 - $13 million), the 10% priority dividend to the State of Mali of $6 million (fourth quarter of 2018 - $4 million) and withholding tax (on intercompany interest/management fees) of $2 million (fourth quarter of 2018 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the fourth quarter of 2018, current tax expense was higher primarily as a result of higher income for Fekola in the fourth quarter of 2019 compared to the fourth quarter of 2018. For the fourth quarter of 2019, the Company recorded a deferred income tax expense of $28 million compared to a deferred income tax expense of $1 million in the fourth quarter of 2018. The increase in deferred income tax expense in 2019 was primarily attributable to the reversal of the impairment in respect of the Masbate Mine.

For the fourth quarter of 2019, the Company recorded income from discontinued operations of $4 million compared to a loss from discontinued operations of $51 million for the comparable period in the prior year. The results from discontinued operations relates to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below). The significant improvement in reported results from discontinued operations was due to a number of factors. Firstly, the fourth quarter 2019 compared to the fourth quarter of 2018 reflected only fourteen days of operations. Secondly, depreciation was not recorded for the discontinued operations in the fourth quarter of 2019 (as required under IFRS 5). Thirdly, during the fourth quarter of 2018, the Company identified an indicator of impairment for La Libertad Mine, resulting in an impairment charge for La Libertad of $34 million.

Net income for the fourth quarter of 2019 was $182 million compared to net loss of $50 million for the fourth quarter of 2018. For the fourth quarter of 2019, the Company generated net income attributable to the shareholders of the Company of $177 million ($0.17 per share) compared to net loss attributable to the shareholders of the Company of $59 million (net loss of $0.06 per share) in the fourth quarter of 2018. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2019 was $69 million ($0.07 per share) compared to adjusted net income of $3 million ($0.00 per share) in the fourth quarter of 2018. Adjusted net income in the fourth quarter of 2019 excluded share-based payments of $4 million, impairment reversals of $100 million, gain on sale of Nicaraguan Assets of $40 million, write-down of mineral property interests of $5 million and deferred income tax expense of $26 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2019	2018	2019	2018

Gold revenue ($ in thousands)	164,155	115,706	617,452	560,516
Gold sold (ounces)	110,800	93,800	441,400	441,900
Average realized gold price ($/ ounce)	1,482	1,234	1,399	1,268
Tonnes of ore milled	1,706,922	1,543,472	6,977,044	5,594,320
Grade (grams/ tonne)	2.32	2.26	2.16	2.58
Recovery (%)	94.0	94.1	94.2	94.7
Gold production (ounces)	119,243	105,280	455,810	439,068
Cash operating costs(1) ($/ gold ounce sold)	386	359	380	326
Cash operating costs(1) ($/ gold ounce produced)	366	386	375	337
Total cash costs(1) ($/ gold ounce sold)	504	466	493	430
All-in sustaining costs(1) ($/ gold ounce sold)	685	599	641	520
Capital expenditures ($ in thousands)	68,130	14,983	132,847	68,520
Exploration ($ in thousands)	3,597	2,115	14,487	14,246

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali, in which the Company holds an 80% interest, produced 455,810 ounces of gold in 2019, which exceeded the upper limit of its increased guidance range of between 445,000 and 455,000 ounces. Gold production for 2019 also increased by 4% (16,742 ounces) over 2018. The operation continued to demonstrate sustained high processing throughput without reduced recoveries. For full-year 2019, mill throughput was 7.0 million tonnes, exceeding budget by 21% and the prior-year by 25%. The average grade processed was 2.16 grams per tonne ("g/t") together with average gold recoveries of 94.2%. Continuing the trends set in the first nine months of 2019, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources, beyond what was originally budgeted. This has resulted in a lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model. For the fourth quarter of 2019, the Fekola Mine produced 119,243 ounces of gold, 11% (11,714 ounces) above original budget and 13% (13,963 ounces) higher than the fourth quarter of 2018. In December 2019, the Fekola Mine exceeded one million ounces of gold production (since the commencement of ore processing in September 2017), achieving this milestone a full year ahead of the original production schedule (2015 Technical Report).

For the full-year 2019, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $375 per ounce produced ($380 per gold ounce sold) were at the lower end of the guidance range of $370 to $410 per ounce due to higher than budgeted gold production, somewhat offset by the lower processed grade as discussed above. Full-year 2019 cash operating costs were $38 per ounce produced higher than in 2018 as a result of higher grade ore processed and lower operating and equipment maintenance costs during the early stages of the Fekola Mine commercial operations in 2018. Fekola’s cash operating costs for the fourth quarter of 2019 were $366 per gold ounce produced ($386 per gold ounce sold), which were consistent with the fourth quarter of 2018. Fekola's cash operating costs in the fourth quarter of 2019 continued to be below plan for the same reasons as the positive full-year variance discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the full-year 2019 were $641 per gold ounce sold, which was in the middle of its guidance range of between $625 and $665 per ounce. For full-year 2018, all-in sustaining costs were $520 per gold ounce sold. All-in sustaining costs for the fourth quarter of 2019 were $685 per gold ounce sold compared to $599 per gold ounce sold in the fourth quarter of 2018. All-in sustaining costs for the fourth quarter of 2019 included the expected catch up of budgeted sustaining capital at Fekola which was delayed from earlier quarters of 2019. All-in sustaining costs are higher than in 2018 as sustaining capital investments were minimal during Fekola's first year of operations in 2018 and 2019 royalties were higher as a result of the higher average realized gold price.

Capital expenditures for the full-year 2019 totalled $133 million, including $24 million for the processing mill expansion, $38 million for the mining fleet expansion and $14 million for the solar power plant. The remaining $57 million included $22 million for prestripping, $9 million for mobile equipment rebuilds, $7 million to complete the Fadougou Village relocation, $5 million for a new oxygen plant and TSF raise and $5 million for mobile equipment purchases. Capital expenditures in the fourth quarter of 2019 totalled $68 million and consisted of $25 million for the mining fleet expansion, $15 million for the processing mill expansion, $14 million for the solar power plant, $7 million for prestripping, $2 million for mobile equipment rebuilds and $2 million to start a double raise on the TSF which will provide tailings storage capacity through 2022.
The low-cost Fekola Mine is forecast to produce between 590,000 and 620,000 ounces of gold in 2020, an increase of 33% (approximately 150,000 ounces) over 2019. Gold production is forecast to be marginally weighted to the second half of the year (52%), even though the expansion of the Fekola processing plant is not scheduled to be completed until the end of the third quarter of 2020. The relatively consistent production throughout 2020 is mainly due to the expansion of the Fekola mining fleet and optimization of the mining sequence early in the year, which will provide access to higher grade portions of the deposit earlier on in the sequence. When the mill expansion comes into service, lower grade ore is expected to be processed (rather than being stockpiled) during the second half of 2020.

With the increase in gold production forecast for 2020 (as well as the planned impact of the new Fekola solar plant once construction is completed), Fekola’s cash operating costs are forecast to decline and be between $285 and $325 per ounce (approximately 22% below its 2019 guidance range of between $370 and $410 per ounce). Fekola’s all-in sustaining costs are also forecast to decline and be between $555 and $595 per ounce (approximately 11% below its 2019 guidance range of between $625 and $665 per ounce).

In 2020, the Fekola Mine is budgeted to process a total of 6.84 million tonnes of ore at an average grade of 2.91 g/t and process gold recovery of 93.8%.

Sustaining capital costs in 2020 at the Fekola Mine are budgeted to total $77 million, including $46 million for prestripping (relating to Phases 5 and 6 of the Fekola Pit), $12 million for mobile equipment rebuilds and $8 million for a tailings facility expansion. Non-sustaining capital costs total $105 million, including $51 million to expand the mining fleet (of which $40 million is expected to be funded by equipment loans), $25 million to expand the processing facilities and $21 million for the solar power plant.

Fekola Mine Expansion

On March 26, 2019, the Company announced results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The Expansion Study PEA took into account the increase in the Fekola Mineral Resource estimate announced on October 25, 2018. Based on the Expansion Study PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous LoM. Project economic highlights from the Expansion Study PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated (81%) and Inferred Mineral Resources (19%). Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.

The Fekola Mine expansion project to increase Fekola’s processing throughput commenced in October 2019 and is scheduled to be completed by the end of the third quarter of 2020. The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers and additional leach capacity to support the higher throughput and increase of operability. The capital costs of this mill expansion are estimated to be approximately $50 million. The mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Initial capital costs for the fleet expansion are estimated at $85 million. Fleet costs in 2020 are expected to be partially financed by approximately $40 million of equipment loans. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and is being commissioned in the first quarter. All expansion materials have been ordered and have begun arriving on site. Installation of steel has commenced and a double tailings lift expansion is underway and will be completed prior to the end of the second quarter of 2020.

Further details of the Fekola pit design, production schedule, expansion and costs will be included in B2Gold’s Annual Information Form to be filed by March 30, 2020.

Fekola Solar Plant

In the second quarter of 2019, the Company completed a preliminary study to evaluate the technical and economic viability of adding a solar plant to the Fekola Mine site. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 MW of solar generating capacity with a significant battery storage component would provide the best economic result. A second study was completed that established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) and the project was approved by the B2Gold Board of Directors in the second quarter of 2019.

Key aspects of the Fekola solar plant include:

•	One of the largest off-grid hybrid solar/Heavy Fuel Oil (“HFO”) plant in the world

•	36 MW of panels being installed to provide 30 MW of generating capacity

•	15.4 MWh of battery storage to handle power load spikes, short periods of cloud cover, and allows for higher engine loading and efficiencies

•	Allows for three gensets to be shut down during daylight hours which will save about 13.1 million litres of HFO per year

•	Cloud forecasting technology is being installed to help maximize solar generation

•	Capital cost estimate of $38 million with a 4 year payback

•	Annual CO2 reductions of almost 39,000 tonnes

•	Project is scheduled for completion in August 2020.

The Fekola solar plant engineering has been completed and construction progressed well in the second half of 2019 and remains within budget and on schedule for completion in the third quarter of 2020. Earthworks are more than 90% complete, all major purchase orders have been placed and installation of the tracker system and solar panels will begin by mid-March 2020.

Fadougou Village Relocation

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit). Construction of the new planned urban town commenced in late 2017 and was completed in February 2019. This included building over 700 new structures including solar panel lighting and latrines for all homes constructed. The Fadougou community started moving into their new homes at New Fadougou in April 2019 and relocation was completed by the end of June 2019. The mosque, school and clinic have been handed over to the respective authorities and are fully operational. Training to manage and maintain infrastructure, water supply systems and waste disposal is ongoing.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2019	2018	2019	2018

Gold revenue ($ in thousands)	70,511	61,616	293,875	283,366
Gold sold (ounces)	47,600	50,000	211,300	223,500
Average realized gold price ($/ ounce)	1,481	1,232	1,391	1,268
Tonnes of ore milled	2,032,093	1,720,843	7,996,990	6,962,262
Grade (grams/ tonne)	1.01	1.29	1.16	1.29
Recovery (%)	77.0	72.1	73.2	75.2
Gold production (ounces)	50,741	51,555	217,340	216,498
Cash operating costs(1) ($/ gold ounce sold)	667	564	589	541
Cash operating costs(1) ($/ gold ounce produced)	694	594	594	548
Total cash costs(1) ($/ gold ounce sold)	792	658	683	619
All-in sustaining costs(1) ($/ gold ounce sold)	956	808	815	731
Capital expenditures ($ in thousands)	5,205	14,412	25,894	47,905
Exploration ($ in thousands)	876	1,471	3,971	4,941

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines achieved another year of out-performance in 2019, producing an annual record 217,340 ounces of gold (2018 - 216,498 ounces), exceeding the upper limit of its guidance range (of between 200,000 and 210,000 ounces) by 3% (7,340 ounces). Throughout 2019, mining activity was mainly conducted within the Main Vein Pit. Gold production was above guidance largely due to higher-than-planned high grade ore tonnage mined from the Main Vein Pit, including unbudgeted ore tonnage from backfilled areas (resulting in higher-than-expected head grade). For full-year 2019, the average grade processed was 1.16 g/t compared to budget of 1.07 g/t and 1.29 g/t in 2018. Mill throughput was on budget at 8.0 million tonnes (compared to 7.0 million tonnes in 2018) and gold recoveries averaged 73.2% (compared to budget of 75.2% and 75.2% in 2018). For the fourth quarter 2019, the Masbate Mine produced 50,741 ounces of gold, consistent with the fourth quarter of 2018 and 7% (3,604 ounces) below budget as expected, due to lower than planned recoveries resulting from not commencing mining in the Montana Pit in 2019 as originally budgeted. For the fourth quarter 2019, the average grade processed was 1.01 g/t compared to budget of 1.00 g/t and 1.29 g/t in the fourth quarter of 2018. Mill throughput and recoveries were 2.0 million tonnes (compared to budget of 2.1 million tonnes and 1.7 million tonnes in the fourth quarter of 2018) and 77.0% recovery (compared to budget of 81.2% and 72.1% in the fourth quarter of 2018), respectively. The mining permit for the new Montana Pit was recently received, and mining operations at the pit began in mid-February 2020.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $594 per ounce produced for 2019 ($589 per gold ounce sold) were below the Company's guidance range of between $625 to $665 per ounce. Cash operating costs were significantly lower than originally budgeted as a result of higher than expected production as well as lower than budgeted mining tonnage and mining costs. Mining cost savings were primarily in the areas of: drilling/blasting (mining locations included backfill areas which did not require blasting and blast pattern spacing was increased resulting in savings for drill meters and blast agents), loading/hauling (primarily due to lower fuel and maintenance costs) and fewer total tonnes of waste moved (which was a result of fleet activity focused in Main Vein area, resulting in a lower than budgeted strip ratio). Full-year 2019 cash operating costs were $46 per ounce produced higher than in 2018. Masbate's cash operating costs for the fourth quarter of 2019 were $694 per gold ounce produced ($667 per gold ounce sold) and $100 per ounce produced higher than the fourth quarter of 2018. As expected, in the fourth quarter of 2019, cash operating costs were higher than plan as a result of rescheduling production of the ore from the Montana Pit into the first quarter of 2020. Cash operating costs were higher than the prior year largely due to lower head grade processed in 2019.

All-in sustaining costs (refer to “Non-IFRS Measures”) for Masbate were $815 per gold ounce sold for 2019, well below the low end of its guidance range of between $860 and $900 per ounce. For full-year 2018, all-in sustaining costs were lower at $731 per gold ounce sold mainly due to lower cash operating costs in 2018. All-in sustaining costs for 2019 were below the low end of the guidance range as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures resulting from the timing of expenditures relating to the timing of prestripping and ongoing land purchase negotiations not being finalized in 2019. All-in sustaining costs for the fourth quarter of 2019 were $956 per gold ounce sold compared to $808 per gold ounce sold in the fourth quarter of 2018.

Capital expenditures totalled $26 million in 2019, including mobile equipment acquisition costs and rebuilds of $6 million, Masbate processing plant upgrade costs of $6 million and prestripping costs of $5 million. Capital expenditures for the fourth quarter of 2019 totalled $5 million consisting primarily of $1 million of mobile equipment purchases and rebuilds and $1 million of prestripping.
The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.
In 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold. Gold production is scheduled to be weighted towards the second half of the year (54%), as mined grade from the new Montana Pit is expected to be higher in the second half of the year. Masbate’s cash operating costs are forecast to be between $665 to $705 per ounce, approximately 6% higher than its 2019 guidance (of between $625 to $665 per ounce). Masbate’s all-in sustaining costs are forecast to be between $965 to $1,005 per ounce, approximately 12% higher than its 2019 guidance (of between $860 to $900 per ounce), reflecting higher budgeted costs for processing, mobile equipment rebuilds and exploration.
In 2020, Masbate is budgeted to process a total of 8.2 million tonnes of ore at an average grade of 1.01 g/t and process gold recovery of 76.3%. Mill feed is budgeted to consist primarily of fresh ore (86%), sourced from the Main Vein Pit (Stages 4, 5 and 7) (78%) and from the Montana Pit Stage 1 (22%).
Sustaining capital costs in 2020 at the Masbate Mine are budgeted to total $28 million, including $10 million for prestripping, $9 million for mobile fleet rebuilds and replacements and $3 million for power plant rebuilds. Non-sustaining capital costs are budgeted to total $5 million.
Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2019	2018	2019	2018

Gold revenue ($ in thousands)	78,993	54,561	247,251	213,052
Gold sold (ounces)	53,400	44,229	175,100	168,296
Average realized gold price ($/ ounce)	1,479	1,234	1,412	1,266
Tonnes of ore milled	903,630	888,105	3,415,475	3,445,932
Grade (grams/ tonne)	2.04	1.59	1.64	1.53
Recovery (%)	98.8	98.6	98.7	98.7
Gold production (ounces)	58,422	44,766	177,966	167,346
Cash operating costs(1) ($/ gold ounce sold)	392	464	468	508
Cash operating costs(1) ($/ gold ounce produced)	379	471	461	502
Total cash costs(1) ($/ gold ounce sold)	451	514	525	559
All-in sustaining costs(1) ($/ gold ounce sold)	897	637	895	724
Capital expenditures ($ in thousands)	21,633	9,452	56,085	50,831
Exploration ($ in thousands)	788	433	2,455	1,744

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had another solid year in 2019, producing 177,966 ounces of gold, exceeding the upper end of its production guidance range (of between 165,000 and 175,000 ounces) by 2% (2,966 ounces), as high grade ore tonnage from the Wolfshag Pit exceeded expectations. Gold production for 2019 also increased by 6% (10,620 ounces) over 2018, as higher grade ore production resumed from the Wolfshag Pit in the second half of 2019. The Wolfshag Pit will be the primary ore source for the Otjikoto Mine for 2020. In 2019, Otjikoto's production for the year resulted from processing 3.4 million tonnes (comparable with both budget and 2018) at an average grade of 1.64 g/t (compared to budget of 1.57 g/t and 1.53 g/t in 2018) and average gold recoveries of 98.7% (compared to budget of 98.0% and 98.7% in 2018). For the fourth quarter of 2019, the Otjikoto Mine produced 58,422 ounces of gold, exceeding budget by 8% (4,419 ounces) and 31% higher than the fourth quarter of 2018, due to the high grade ore from the Wolfshag Pit.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for full-year 2019 were $461 per gold ounce produced ($468 per gold ounce sold), well below its guidance range of between $520 to $560 per ounce. Full-year 2019 cash operating costs per ounce were lower than budgeted due to higher gold production, lower than budgeted fuel and reagent prices, a weaker Namibian dollar compared to the US dollar and higher than expected capitalized prestripping. Full-year 2019 cash operating costs were $41 per ounce produced lower than in 2018. Otjikoto cash operating costs were $379 per gold ounce produced ($392 per ounce gold sold) for the fourth quarter of 2019 which was $92 per ounce produced lower than the fourth quarter of 2018. Cash operating costs in the fourth quarter of 2019 continued to be lower than plan for the same reasons as the positive full-year variance discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for Otjikoto for full-year 2019 were $895 per gold ounce sold, which was below the low end of its guidance range of between $905 and $945 per ounce, and were $724 per gold ounce sold in 2018. All-in sustaining costs for the full-year 2019 were lower than guidance as a result of the lower than budgeted cash operating costs as discussed above, higher gold ounces sold compared to budget partially offset by higher than budgeted sustaining capital expenditures, including $4 million for higher than budgeted prestripping costs for the Wolfshag Pit. All-in sustaining costs for the fourth quarter of 2019 were $897 per gold ounce sold compared to $637 per gold ounce sold in the fourth quarter of 2018. In the fourth quarter of 2019, all in-sustaining costs were higher than plan primarily due to the timing of prestripping costs delayed from earlier quarters in 2019, primarily for Wolfshag Phase 3. Compared to 2018, all-in sustaining costs in 2019 were higher primarily due prestripping costs for phases 2 and 3 of the Wolfshag Pit.

Capital expenditures totalled $56 million in 2019, primarily consisting of $37 million for prestripping for the Wolfshag Pit phases 2 and 3, $14 million in mobile equipment rebuilds and replacements and $2 million for the powerplant rebuild. Capital expenditures for the fourth quarter of 2019 totalled $22 million primarily consisting of $13 million for prestripping, $6 million in mobile equipment rebuilds and replacements and $2 million for the powerplant rebuild.

In December 2019, the B2Gold Board of Directors approved the development of the Wolfshag underground mine. This project is expected to bring forward production of high-grade ore from the Wolfshag orebody and reduce production costs. The mine development has been designed to allow for access for parallel exploration and also to support future mine expansion down-plunge for Wolfshag or from potential underground exploration success. Project spending is currently estimated to total $57 million (of which $18 million is budgeted to be incurred in 2020) from completion of the internal study to production of stope ore. Portal development is expected to begin in the third quarter of 2020 with initial stope ore production in the first quarter of 2022. Further details will be included in B2Gold’s Annual Information Form to be filed by March 30, 2020.

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2020, from the Otjikoto and Wolfshag Pits. Gold production is scheduled to be consistent throughout the year, as high-grade ore from the Wolfshag Pit is blended with medium-grade ore from the Otjikoto Pit. Otjikoto’s cash operating costs are forecast to be between $480 and $520 per ounce, a reduction of approximately 7% compared to its 2019 guidance range (of between $520 and $560 per ounce). Otjikoto’s all-in sustaining costs are forecast to be between $1,010 to $1,050 per ounce, approximately 11% higher than its 2019 guidance range (of between $905 and $945 per ounce), mainly due to higher budgeted prestripping sustaining capital costs (relating to Phase 3 of the Otjikoto Pit and Phase 3 of the Wolfshag Pit).

In 2020, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.55 g/t and process gold recovery of 98%. The Wolfshag Pit will be the primary ore source (accounting for 65% of the high-grade and medium-grade ounces due to higher grades).

Sustaining capital costs in 2020 at the Otjikoto Mine are budgeted to total $70 million, including $57 million for prestripping and $11 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs total $25 million, comprised of $18 million for initial development of the Wolfshag Underground project and $7 million for a connection to the national power grid.

Discontinued Operations - El Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2019 (2)	2018	2019 (2)	2018

Gold revenue ($ in thousands)	3,245	15,668	63,654	68,486
Gold sold (ounces)	2,162	12,626	45,237	53,695
Average realized gold price ($/ ounce)	1,501	1,241	1,407	1,275
Tonnes of ore milled	16,664	120,852	381,832	447,961
Grade (grams/ tonne)	6.28	3.23	4.15	3.64
Recovery (%)	92.0	95.0	92.9	94.9
Gold production (ounces)	3,096	11,893	47,288	49,629
Cash operating costs(1) ($/ gold ounce sold)	697	844	815	883
Cash operating costs(1) ($/ gold ounce produced)	513	920	768	926
Total cash costs(1) ($/ gold ounce sold)	769	911	897	959
All-in sustaining costs(1) ($/ gold ounce sold)	1,386	1,256	1,257	1,382
Capital expenditures ($ in thousands)	1,175	4,723	31,541	22,008
Exploration ($ in thousands)	67	689	1,980	6,247

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

(2)
On October 15, 2019, B2Gold and Calibre completed the transaction for B2Gold to restructure its interests in, and for Calibre to acquire, the El Limon and La Libertad mines. Accordingly, the results in the table for 2019 are only until October 14, 2019. Results from October 15, 2019 to December 31, 2019 are described in the "Investment in Calibre" section below.

El Limon Mine in Nicaragua produced 47,288 ounces of gold (full-year 2018 – 49,629 ounces) from January 1, 2019 to October 14, 2019. For that period, El Limon's cash operating costs (refer to "Non-IFRS Measures") were $768 per gold ounce produced ($815 per gold ounce sold), which were lower than the prior year cost of $926 per gold ounce produced and were marginally above the high end of El Limon's 2019 guidance range of $720 to $760 per ounce. The decrease in cash operating costs compared to 2018 reflects the return to normal operating levels at El Limon and processing of ore from the new Limon Central Pit. All-in sustaining costs (refer to "Non-IFRS Measures") for the period ended October 14, 2019 were $1,257 per gold ounce sold compared to $1,382 per gold ounce sold for the full-year 2018 and were above the high end of El Limon's 2019 guidance range of $1,005 to $1,045 per ounce. Capital expenditures to October 14, 2019 totalled $32 million and consisted mainly of Limon Central prestripping and Santa Pancha and Veta Nueva underground development costs.

Discontinued Operations - La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	2019 (2)	2018	2019 (2)	2018

Gold revenue ($ in thousands)	6,716	25,534	98,356	105,151
Gold sold (ounces)	4,475	20,652	70,428	83,018
Average realized gold price ($/ ounce)	1,501	1,236	1,397	1,267
Tonnes of ore milled	73,433	565,230	1,785,850	2,250,687
Grade (grams/ tonne)	1.30	1.06	1.30	1.19
Recovery (%)	95.1	94.3	95.2	94.4
Gold production (ounces)	2,914	18,193	71,091	80,963
Cash operating costs(1) ($/ gold ounce sold)	783	934	1,058	938
Cash operating costs(1) ($/ gold ounce produced)	1,037	986	1,055	934
Total cash costs(1) ($/ gold ounce sold)	800	957	1,087	963
All-in sustaining costs(1) ($/ gold ounce sold)	1,005	1,145	1,389	1,190
Capital expenditures ($ in thousands)	746	3,535	17,607	16,143
Exploration ($ in thousands)	80	959	2,783	4,798

(1)
Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

(2)
On October 15, 2019, B2Gold and Calibre completed the transaction for B2Gold to restructure its interests in, and for Calibre to acquire, the El Limon and La Libertad mines. Accordingly, the results in the table for 2019 are only until October 14, 2019. Results from October 15, 2019 to December 31, 2019 are described in the "Investment in Calibre" section below.

La Libertad Mine in Nicaragua produced 71,091 ounces of gold (full-year 2018 - 80,963 ounces) from January 1, 2019 to October 14, 2019. For that period, La Libertad's cash operating costs (refer to "Non-IFRS Measures") were $1,055 per gold ounce produced ($1,058 per gold ounce sold). La Libertad's cash operating costs were higher than its 2019 guidance range of $840 to $880 per ounce due to higher mining costs resulting from higher than budgeted waste tonnes mined at the San Diego and San Juan pits. In 2019, operations moved additional waste that had not been moved as planned in 2018 due to temporary limitations in mining fleet capacity in the comparable period of 2018. The fleet capacity issues were resolved by late 2018 and movement of the additional waste material was caught up by the end of the first half of 2019. All-in sustaining costs (refer to “Non-IFRS Measures”) for the period ended October 14, 2019 were $1,389 per gold ounce sold compared to $1,190 per gold ounce sold for full-year 2018 resulting from higher cash operating costs per ounce in 2019 as described above and were above the high end of La Libertad's 2019 guidance range of $1,150 to $1,190 per ounce. Capital expenditures to October 14, 2019 totalled $18 million, primarily consisting of expenditures for tailings storage facility construction, land purchase and resettlement related to the Jabali Antenna open-pit and underground development costs.
Investment in Calibre
On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for the three and twelve months ended December 31, 2019 and 2018 for financial reporting purposes in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Consolidated Statement of Operations and the Consolidated Statements of Cash Flows. Following completion of the Calibre Transaction and conversion of the convertible debenture, B2Gold currently holds approximately 34% of the total issued and outstanding Calibre common shares. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 34% ownership interest in Calibre. For the period of October 15, 2019 to December 31, 2019, the Company's share of Calibre's net income was approximately $1 million.

Consolidated production of Calibre from October 15, 2019 to December 31, 2019 was 33,506 ounces of which the Company's attributable ounces were 10,724 ounces. El Limon achieved gold production of 15,440 ounces for the period of October 15, 2019 to December 31, 2019, driven by an average mill grade of 5.74 g/t gold and recovery of 91.3% from 100,221 tonnes of ore milled. Total production was within Calibre's guidance of between 14,000 and 17,000 ounces. La Libertad achieved gold production of 18,066 ounces for the period of October 15, 2019 to December 31, 2019, from an average mill grade of 1.74 g/t gold and recovery of 96.4% from 353,254 tonnes of ore milled. Total production was within guidance of between 17,000 and 20,000 ounces. The Jabali underground operations were suspended in late 2019 due to ground instability issues caused by localized artisanal mining. La Libertad’s mine plan was re-sequenced as a result of the suspension of blasting at the Jabali underground mine and Calibre is working closely with the government and community to ensure a safe and responsible solution. Mining at the Jabali open-pit remains unaffected and Calibre continues to process ore at the La Libertad mill. In addition, during 2019, as part of an ongoing efficiency review, Calibre idled one of the two ball mills at La Libertad, thereby reducing throughput to approximately 1.6 million tonnes per annum (from 2.2 million tonnes per annum), with a focus on achieving higher margins. All-in sustaining costs were in-line with guidance as El Limon, La Libertad and consolidated all-in sustaining costs per ounce were $928, $889 and $959, respectively.

In 2020, Calibre operations are forecast to produce between 140,000 and 150,000 ounces of gold from the El Limon and La Libertad mines. The Company’s expected share (34%) of attributable ounces projected from Calibre’s is between 45,000 and 50,000 ounces. Calibre’s cash operating costs are forecast to be between $720 and $760 per ounce and all-in sustaining costs are forecast to be between $1,020 to $1,060 per ounce.
Gramalote - Colombia
On December 23, 2019, the Company and AGA entered into an amended and restated shareholders agreement, under which B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote Project in Colombia, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture (currently 48.3% B2Gold and 51.7% AGA) and B2Gold would continue its role of manager of the Gramalote joint venture, which it assumed on January 1, 2020. The parties will continue to have equal representation on the joint venture management committee. Following the expenditure of the sole fund amount, each joint venture partner will fund its share of expenditures pro rata.

B2Gold and AGA have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37.4 million through the end of 2020. This budget will fund 42,500 metres of infill drilling to confirm and upgrade the existing Inferred Mineral Resources to the Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated Mineral Resource estimate, detailed mine planning, ongoing environmental studies, additional metallurgical test work, engineering and detailed economic analysis. Exploration drilling is ongoing at the Trinidad deposit, with additional drilling at the Monjas zone to commence later in 2020.

The Company expects that the Gramalote joint venture will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs. B2Gold, as manager, plans to continue the feasibility work with the goal of completing a final feasibility study by December 31, 2020. Due to the amount of work completed by AGA over the past several years, including extensive testing programs, the work with local communities and small miners, and the high level of engineering performed in 2017 for an internal study, the work remaining to reach final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to the Indicated category.

On January 21, 2020, the Company announced positive results from the Updated PEA for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote Project (the "Gramalote PEA"). The Gramalote PEA was prepared by B2Gold and evaluates recovery of gold from an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 Mtpa), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The Gramalote PEA is based solely on production from Gramalote Ridge and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The Gramalote PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling, which commenced in November 2019, and the results of a final feasibility study expected by the end of 2020. The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture. The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

Community Relations Update
In 2019, the Company incurred a total of $8 million on its community relations programs (comprised of direct expenditures of $3 million from continuing operations, $2 million from discontinued operations and related social taxes of $3 million - mandated to be used for social programs) across the various countries where it operates. Highlights of the Company’s community relations programs are below.
Mining projects provide a unique opportunity for engaging with and contributing to the development of host communities. As part of the Company's approach to generate positive socio-economic impact and legacy, one of B2Gold's goals is to help build sustainable communities, with B2Gold acting as a catalyst and community members playing a lead role in their own development. The Company believes that working through an inclusive process with local stakeholders, government and non-government organization ("NGO") partners to identify, select and implement projects is an important factor in the success of the community development projects. By putting decision-making in the hands of stakeholders, B2Gold aims for local ownership of projects and outcomes, improved alignment between government and B2Gold efforts, and strengthened local capacity to build prosperous and healthy communities. B2Gold's Community Investment Standard, which aligns with the IFC Performance Standards and International Council on Mining and Metals guidance, defines how the Company focuses on sustainable contributions to the communities where B2Gold operates.
Fekola Mine
Community investment projects continued to expand in proximity to the Fekola Mine, with a focus on education, health, water and sanitation, vocational training and alternative livelihoods. Education projects focused on improving access to education facilities through the construction of 3 schools, including the first secondary school in the region, located in New Fadougou. Initiated in 2018, a scholarship program to improve access to secondary school and university continued throughout 2019 with 30 scholarships granted during the year.
In June 2019, the Company completed the New Fadougou resettlement project with the relocation of 3,277 people that were living close to the Fekola Mine. The new village provides improved well-being and housing with solar panels, a complete water distribution system (16 filling points), public lighting and several community facilities such as schools, mosque, soccer fields, health center and maternity, and a community market. The physical relocation of 911 households occurred between April and July 2019. In 2019, $7 million was spent on the resettlement project.
During 2019, the Company continued with community health initiatives. Access to potable water was improved through the construction of 7 additional water boreholes; maternal and infant health is enhanced through a capacity building program for the staff of the New Fadougou community health center; over 80 hours of training focused on hygiene, cleanliness, patient safety, antenatal, intrapartum and postnatal care was provided.
Livelihood initiatives in 2019 included a concept study for the development of a large-scale agri-business in the region. The project objectives include the development of 495 hectares of land and the implementation of two irrigation systems with the expectation of improving community resilience, enhancing small land holder production, increasing income levels, and improving access to finance and agricultural markets.
A joint initiative with Global Affairs Canada, called “Skills for Employment” (AFECK is its acronym in French), continued to provide skills training to local communities to enhance their prospects of gaining employment in the mining sector or building and growing small and medium sized enterprises. The project, which started in 2017, has delivered vocational training to approximately 2,200 people from the local region as of December 2019. AFECK has helped formalize 27 small businesses, including 15 women’s cooperatives, and ensured they are registered as vendors with the mining companies operating in the region.
In 2019, B2Gold partnered with UNICEF to support and empower girls and young women in artisanal mining communities from the Kenieba District. Children working in artisanal mining are among the most vulnerable in Mali as they can be exposed to violence, abuse and exploitation, especially girls. The project will provide mobile learning spaces for children aged 6 to 10 and accelerated schooling centers for children aged 9 to 12. Adolescent support groups, meeting spaces and awareness campaigns will be created to provide youths with information on healthy relationships, gender-based violence, reproductive health, and education and training opportunities. All the activities will be developed in close collaboration with local government and linked to formal education services.
A multi-year Community Development Plan (CDP) is in place that was developed through a participative approach and includes a governance structure where decision-making is driven by local stakeholders. In 2019, 12 projects were presented by communities, of which 11 met the criteria and were approved by the CDP technical committee. The projects were implemented in 2019, including agricultural support, water boreholes and a youth cultural center.
Masbate Mine
The Philippines mandates that a social tax, based on 1.5% of operational costs, goes towards supporting socio-economic development in the areas impacted by a mining operation, resulting in a significant budget that is managed by Masbate Mine in coordination with local stakeholders. B2Gold also delivers further community investment where needs arise. For the funding delivered around the Masbate Mine, projects are identified and implemented in coordination with multi-stakeholder committees and town councils and support education, infrastructure, health services, and livelihood development.

Livelihood initiatives continued in 2019 based on capacity building and business support workshops, including technology and financial support for food processing, product development and marketing for 37 livelihood cooperatives with approximately 900 members. Health initiatives continued to support local health centres and the tuberculosis program, which is implemented in line with the government health agenda, providing education on prevention, and access to medication. Education initiatives provided financial support for secondary and tertiary programs for 1,200 students and an adult learning program with approximately 190 students. The technical-vocational training centre, established in 2018, continues to deliver certified courses for skills such as plumbing and welding, with over 120 graduates in 2019.
Significant ongoing environmental programs continued in 2019 including mangrove reforestation, coral reef rehabilitation and resource management activities. More than one million mangroves covering 254 hectares have been planted over the life of the program to date through to the end of 2019. The amount of reef balls deployed within the Colorado Marine Protected Area (MPA) was doubled in 2019, to a total of 2,200 reef balls across four sites and includes the propagation of approximately 9,700 coral transplants to date. Management planning with the MPA Technical Working Group has been on-going and is helping to improve local resource management capabilities.
Otjikoto Mine
Community investment in Namibia is focused on education, arts and culture, health, environment, and small business development. In 2019, the Company supported programs in early childhood development, primary and secondary schools, vocational education, and teacher skills development. Support was provided for a partnership between a remote indigenous private school and public schools to share knowledge and experiences via live interactive technologies through satellite uplinks. The beneficiary school, Tsumkwe Primary School, has improved its performance ranking based on pass rates from the lowest in Namibia to above the 50th percentile. During 2019, healthcare programs provided mobile services to reach remote communities and informal settlements in the capital Windhoek. Livelihood improvement programs provided 112 small to medium enterprises with business skills training as well as coaching and mentoring, and housing programs.
Some environment programs are implemented through the Namibian Chamber of Environment (NCE) which coordinates research projects, invests in social programs and advises the government regarding environmental policy. In 2019, the NCE contributed to the prevention of illegal wildlife trade and poaching, awarded 24 bursaries to young Namibians to study environmental and social-science disciplines, and launched an industry best practice guide for environmental performance in the mining sector in collaboration with the Ministry of Environment and Tourism, the Ministry of Mines and Energy, private sector, NGOs and the Chamber of Mines.
In Namibia, B2Gold currently chairs and guides the agenda of the Chamber of Mines Environmental and Social Committee to promote synergies and coordination within the sector. In 2019, members of the Chamber of Mines jointly funded projects for providing electricity to poor communities and a revolving credit fund for low-cost housing.
El Limon and La Libertad Mines
Community investment plans in Nicaragua focused on four strategic areas: education, health, livelihoods and social infrastructure. In education, B2Gold supported 1,764 students from 8 educational centres in nine communities around its operations by providing transportation, classroom materials, musical instruments and school internet services, along with teacher and student training. In La Libertad and Santo Domingo, B2Gold awarded 61 scholarships in 2019, enabling local youth to enroll in university. In the health sector, B2Gold continued to ensure access to potable water for a total population of more than 11,000 people in eight communities around El Limon and supported 102 young athletes from various sports disciplines. In La Libertad and Santo Domingo, the Company supported specialized healthcare for more than 80 children with special needs, provided food supplies to 40 children and elderly people from low-income households, financed mobile clinics providing 156 free medical consultations, supported the yearly river clean-up campaign in Santo Domingo, and collaborated with the Nicaraguan Health Ministry’s anti-epidemic campaign.
Livelihood programs provided 20 farmers with technical assistance and supplies for planting and harvesting dragon fruit and bamboo, beekeeping management and by-products of the hive and training for 30 low-income women in the use and design of bamboo-based crafts. Technical training was provided to 24 locals in the use of heavy machinery, 83% of participants achieved certification, while 75% have secured employment. Training was provided to 90 artisanal miners from Santo Domingo on sector legislation, environmental practices, and health and safety regulations. As a result, the Ministry of Energy and Mines provided identification cards in a continued effort to build capacity and regulation within the artisanal and small-scale mining sector.
Kiaka and Toega Projects
In 2019, B2Gold continued supporting the nearby villages by building two secondary schools that have improved children’s access to education and the working conditions of teachers. Agriculture-based livelihood support, targeting women and youth, included the establishment of market gardens, an irrigation system, improved seeds, and training, to improve community resilience and food security in the area.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2019, the Company had cash and cash equivalents of $141 million compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at December 31, 2019 was $242 million compared to $156 million at December 31, 2018. During the year ended December 31, 2019, the Company repaid $200 million of the outstanding balance on its RCF. At

December 31, 2019, the Company had drawn $200 million under the $600 million RCF, leaving an undrawn and available balance under the RCF of $400 million.

On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, the revised RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility.

The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The term of the revised RCF is four years, maturing on May 9, 2023.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2019, the Company was in compliance with these debt covenants.
The revised RCF, coupled with strong operating cash flows from the Company's existing mine operations, will provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.
The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects. evaluate exploration opportunities and continue to pay a dividend.
During the year ended December 31, 2019, the Company made repayments of $200 million of the RCF. At December 31, 2019, the Company had drawn down $200 million under the RCF with a balance of $400 million remaining available for future drawdowns. Based on current assumptions, the Company expects to repay the remaining outstanding balance of $200 million during fiscal 2020.
During the year ended December 31, 2019, the Company delivered 25,282 ounces into Prepaid Gold Sales contracts valued at $30 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Consolidated Statement of Operations.

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Fekola Mine. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. The Company and its subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the debt service reserve account ("DSRA"). During the year ended December 31, 2019, the Company drew down the final Euro 2 million or $2 million equivalent under the facility (2018 - Euro 20 million or $24 million equivalent). The Borrower is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2019, the balance in the DSRA account was Euro 8 million ($9 million equivalent).

On June 1, 2017, the Company entered into a $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities. During the year ended December 31, 2019, the Company drew down the final $1 million under the facility (2018 - $8 million). As at December 31, 2019, the facility had been fully drawn.

On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown. During the year ended December 31, 2017, the Company had drawn down the full $6 million available under the facility. The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2019, the balance in the DSRA was $2 million (2018 - $4 million). The indebtedness of the Company under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Company’s wholly owned subsidiary,

B2Gold Namibia Minerals (Proprietary) Limited, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the B2Gold Namibia Minerals (Proprietary) Limited’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

For the year ended December 31, 2019, net resource property expenditures totalled $261 million. The most significant expenditures were on the Fekola Mine expenditures of $133 million, the Masbate Mine expenditures of $26 million and the Otjikoto Mine expenditures of $56 million. Exploration and development costs for the year ended December 31, 2019 totalled $41 million while capital expenditures on discontinued operations totalled $54 million.

As at December 31, 2019, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:

•
For payments of $26 million for the mine expansion, $11 million for the plant expansion, $26 million for the solar plant, $6 million for capital spares and $5 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2020.

•	For payments of $1 million for a fleet management system at the Otjikoto Mine, which is expected to be incurred in 2020.

For 2020, the Company has budgeted total capital expenditures of $182 million at the Fekola Mine, $33 million at the Masbate Mine and $95 million at the Otjikoto Mine. In addition, the Company has budgeted $26 million for its share of the Gramalote Project expenditures for 2020. The Company’s total 2020 exploration budget is approximately $51 million.
As at December 31, 2019, the Company’s significant commitments are disclosed in the table below:

	2020	2021	2022	2023	2024	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	83,370	—	—	—	—	83,370
Derivative liabilities	1,909	888	—	—	—	2,797
Revolving credit facility:
Principal	—	—	—	200,000	—	200,000
Interest & commitment fees (estimated)	9,979	9,979	9,979	3,843	—	33,780
Fekola equipment loan facility:
Principal	16,038	16,038	9,695	2,082	113	43,966
Interest (estimated)	1,967	1,132	379	55	2	3,535
Masbate equipment loan facility:
Principal	3,558	3,558	3,120	788	106	11,130
Interest (estimated)	623	403	170	27	2	1,225
Otjikoto equipment loan facility:
Principal	3,453	1,958	622	—	—	6,033
Interest (estimated)	261	261	11	—	—	533
Lease liabilities
Principal	2,981	2,732	2,191	1,520	908	10,332
Interest (estimated)	44	28	12	—	—	84
Capital expenditure commitments	81,865	—	—	—	—	81,865
Employee future benefits	179	179	179	179	179	895
Other liabilities	355	355	27	—	—	737

	206,582	37,511	26,385	208,494	1,310	480,282
The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.

Derivative financial instruments
Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. For the year ended December 31, 2019, the Company entered into additional series of forward contracts for the purchase of 24.9 million litres of gas oil and a series of collar contracts for the purchase of 37.4 million litres of fuel oil and 12.9 million litres of gas oil with scheduled settlement between August 2019 and October 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations. Adjustments to the market value are included in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2019:

	2020	2021	Total

Forward – fuel oil:
Litres (thousands)	16,438	—	16,438
Average strike price	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	21,908	1,717	23,625
Average strike price	$0.49	$0.49	$0.49

Forward – diesel:
Litres (thousands)	1,599	—	1,599
Average strike price	$0.57	$—	$0.57

Collars - fuel oil
Litres (thousand)	19,783	11,055	30,838
Average ceiling price	$0.26	$0.26	$0.26
Average floor price	$0.39	$0.39	$0.39

Collars - diesel
Litres (thousand)	6,439	6,439	12,878
Average ceiling price	$0.40	$0.40	$0.40
Average floor price	$0.57	$0.57	$0.57

The unrealized fair value of these contracts at December 31, 2019 was $(1) million.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company received a floating rate equal to the 3 month United States dollar LIBOR rate and paid a fixed rate of 1.04%. The Company entered into these interest rate swaps to manage the volatility of the interest related to the revolving credit facility.

On January 24, 2019, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancelled the existing contracts and imbedded the positive unrealized fair value into the new series of contracts. The fair value of these contracts at December 31, 2019 was $(2) million. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

Operating activities

Cash flow provided by operating activities was $492 million for the year ended December 31, 2019 compared to $451 million in 2018, an increase of $41 million. Cash flow provided by operating activities of continuing operations was $449 million for the year ended December 31, 2019 compared to $426 million in 2018, an increase of $23 million. The increase reflects higher revenues of $135 million, partially offset by higher production costs of $24 million, higher royalties of $8 million and higher income tax installment payments, including an additional $70 million for Fekola. Included in cash flow provided by operating activities for the year ended December 31, 2019 was cash provided by operating activities of discontinued operations of $43 million compared to $25 million during the same period in 2018, an increase of $18 million. At December 31, 2019, the Company had approximately 25,000 ounces of gold sitting at refineries waiting for final processing. Due to the timing of final shipments for the Fekola and Masbate mines in late December 2019, these ounces were not available for sale until January 2020, when they were sold at an average realized price of $1,568 per ounce for total proceeds of approximately $39 million. In addition, in the fourth quarter of 2019, the Company elected to make a voluntary prepayment of Fekola income taxes of $12.5 million. This prepayment will reduce the final installment amount payable in the second quarter of 2020 for Fekola's 2019 income taxes by a corresponding amount of $12.5 million. If the Company had not elected to make this voluntary prepayment of income taxes, cash flow provided by operating activities for 2019 would have totalled $505 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, were $119 million. Based on current assumptions, the Company expects to make cash income tax payments in 2020 of approximately $115 million.

Financing activities

The Company’s cash from financing activities for the year ended December 31, 2019 was a net outflow of $192 million. For the year ended December 31, 2019, the Company received proceeds from the exercise of stock options of $73 million, made its first dividend payment of $10 million, made repayments of $200 million on the RCF, incurred $6 million in transaction costs related to the revised RCF, made equipment loan facility repayments of $24 million and made interest and commitment fee payments of $22 million.

As part of the Company’s long-term strategy to maximize shareholder value, on November 5, 2019, the Board of Directors of the Company declared B2Gold’s first quarterly dividend of $0.01 per common share, paid on December 13, 2019 to shareholders of record as at the close of business on November 29, 2019. This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside of Canada (non-resident investors) will be subject to non-resident withholding taxes.

Following the payment of this dividend, the Board of Directors expects to declare future dividends quarterly at the same level, in the amount of $0.01 per common share, and has determined that this anticipated level of quarterly dividend is appropriate based on the Company’s current financial performance, liquidity and outlook. Subject to authorization by the Board of Directors and compliance with all applicable laws, the record date for future dividends is anticipated to be set as on a quarterly basis and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by the Company separately at such time any dividend is declared and authorized by the Board of Directors.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company’s constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the year ended December 31, 2019, net resource property expenditures totalled $261 million. The most significant expenditures were expenditures on the Fekola Mine of $133 million, Masbate Mine expenditures of $26 million, Otjikoto Mine expenditures of $56 million and capital expenditures on discontinued operations of $54 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration and development costs for the year ended December 31, 2019 totalled $41 million. In addition, the Company received $52 million in proceeds from the sale of the Nicaraguan Assets.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2019	For the three months ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	3,597	2,115	14,487	14,246
Masbate Mine, exploration	876	1,471	3,971	4,941
Otjikoto Mine, exploration	788	433	2,455	1,744
Anaconda Regional, exploration	2,031	437	4,113	6,291
Kiaka Project, exploration	788	613	3,332	2,238
Toega Project, exploration	513	2,331	2,481	8,688
Ondundu Project, exploration	594	1,522	1,505	3,027
Finland, exploration	176	574	750	2,479
Other	1,578	1,829	8,053	4,901

	10,941	11,325	41,147	48,555
For the year ended December 31, 2019, B2Gold continued to pursue a program of aggressive exploration, incurring $41 million compared to a total revised exploration budget for 2019 of $40 million, excluding $6 million budgeted for El Limon and La Libertad. Included in the budget for 2019 was $21 million for exploration in Mali, Burkina Faso and Ghana. In addition, there was a budget of $8 million for other greenfield exploration programs.

Following a very successful year for exploration in 2019, the Company is planning another year of aggressive exploration in 2020 with a budget of approximately $51 million, excluding drilling included in the Gramalote joint venture budget. Exploration at existing properties will once again focus predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines with a budget of $33 million. The Company has also allocated an additional $18 million for its grassroots exploration programs for 2020.

Fekola Mine

Surface exploration, regional drilling and geophysics at Fekola to date have identified numerous targets. For the year ended December 31, 2019, the Company incurred $14 million on Fekola Mine exploration. In 2019, the Company completed more than 25,000 metres of reverse circulation and diamond drilling at Fekola, in 2019, with the primary goal of converting existing Inferred Mineral Resources to the Indicated Mineral Resource category. This infill drilling program was successful. On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate based on the cumulative 240,000 metres of exploration drilling to date in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 is 110,600,000 tonnes at 1.70 g/t gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold. When compared to the December 31, 2018 Fekola Indicated Mineral Resource estimate the updated Indicated Mineral Resource estimate has increased by 1,290,000 ounces of gold (15.4%) (after adjusting for the 455,810 ounces of gold produced in 2019). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 will provide the basis for an updated design pit and new Fekola Probable Mineral Reserve estimate, which is expected to be completed in March 2020. The current Fekola Mineral Reserve design pit is located well within the updated Fekola Mineral Resource pit.

The total 2020 exploration budget for both the Fekola deposit and the Anaconda Area is $18 million. The Fekola deposit remains open down plunge to the north. The Company plans to focus on expanding the main Fekola deposit to the north and test several near mine potential open pit targets such as Fekola South, Cardinal, FNZ and Kingfisher structures with an allocation of approximately 20,000 metres of drilling.

Anaconda Regional

For the year ended December 31, 2019, the Company incurred $4 million on Anaconda Area exploration compared to a revised budget of $6 million. Exploration in 2019 on the Anaconda Area, located 20 km north of Fekola, included completion of over 45,000 metres of combined aircore, diamond and reverse circulation drilling where the Company previously announced an initial Inferred Mineral Resource estimate of 767,000 ounces of gold at 1.1 g/t in near-surface mineralization over 4.5 kilometres and up to 500 metres wide. In 2019, Anaconda Area drilling focused on increasing the known saprolite resources at the Adder and Mamba zones and further testing the underlying sulphide mineralization in the Mamba zone. At Adder, drilling has extended the strike extent of mineralization up to 1 km north of the known resource area and remains open to the north. At Mamba, recent drilling has extended the high-grade mineralized saprolite zone by approximately 600 metres, resulting in more than 1 km of known strike length, and has led to the discovery of a continuous, good grade, bedrock sulphide zone down plunge of the Mamba zone’s saprolite mineralization. Early indications are that the Mamba zone discovery has the potential to become a significant new gold deposit for B2Gold near the Fekola Mine. This Fekola-style, south-plunging body of sulphide mineralization remains open down plunge and will be the subject of extensive drilling in 2020.

Exploration in 2020 will also focus on expanding the saprolite resources within the overall Anaconda Area, including at the Adder and Mamba zones.

Masbate Mine

For the year ended December 31, 2019, the Company incurred $4 million on Masbate Mine exploration. The adjusted Masbate exploration budget for 2019, after an additional $500,000 was approved to test some of the resources deeper, was approximately $5 million, including 12,400 metres of diamond drilling. The program included brownfields drilling to upgrade resources within the mine license area and drilling on identified exploration targets within the mine area.

The Masbate exploration budget for 2020 is $8 million, including approximately 25,000 metres of diamond and reverse circulation drilling. The 2020 exploration program will focus on drill testing the most prospective Inferred Mineral Resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling will be further tested with mapping, trenching and drilling as well.

Otjikoto Mine and Regional Exploration

For the year ended December 31, 2019, the Company incurred $4 million on Otjikoto Mine and Ondundu joint venture exploration. The total exploration budget for Namibia in 2019 was $5 million, which included 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

The total exploration budget for Namibia in 2020 is $4 million. Exploration in 2020 will include 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. The majority of the diamond drilling will be allocated towards testing the Wolfshag zone and near Wolfshag open pit and underground targets.

Kiaka and Toega Projects

For the year ended December 31, 2019, the Company incurred $6 million on Kiaka and Toega project exploration. The 2019 exploration budget was $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of reverse circulation drilling was focused on testing regional targets around the Toega and Kiaka deposits generated by the 2018 drilling and mapping.

Grassroots Exploration

Given B2Gold’s exploration teams successful discovery history, the Company budgeted $8 million for greenfield exploration opportunities internationally in 2019, as it continued to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

In 2020, B2Gold has allocated $18 million dollars on several exploration ventures around the world in jurisdictions and geologic environments that B2Gold believes have the potential to discover large deposits.

Discontinued Operations - El Limon Mine

Positive drilling results continue to expand El Limon Central zone to the north and at depth, indicating the potential to expand the Mineral Resources. The zone is open to depth, indicating the potential to produce ore from underground in El Limon Central area.

Up to October 14, 2019, the Company incurred $2 million on El Limon exploration. El Limon’s exploration budget for 2019 was approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program focused on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone remains open at depth.

Discontinued Operations - La Libertad Mine

Up to October 14, 2019, the Company incurred $3 million on La Libertad exploration. La Libertad’s exploration budget for 2019 was approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

AREAS OF JUDGEMENT AND CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2019. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•	Impairment and reversal of impairment of long-lived assets;

•	Ore reserve and resource estimates;

•	Value-added tax receivables;

•	Uncertain tax positions;

•	Deferred income taxes and valuation allowances;

•	Capitalization of exploration and evaluation assets;

•	Determination of control or significant influence over investees; and

•	Joint arrangements.
Impairment and reversal of impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units ("CGU") for long-lived asset requires management to make estimates and assumptions including reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs in its LoM plans, future metal prices, foreign exchange rates, taxation and the discount rate. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Masbate

During the latter half of 2019 and as at December 31, 2019, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, the Company has revised its long-term gold price estimate to $1,350 per ounce of gold. The increase in the long-term gold price was considered to be an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine CGU as at December 31, 2019. Previously, during the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $131 million was $305 million.

The Company conducted an impairment analysis whereby the carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”) at December 31, 2019. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2019 were:

Long-term gold price	$1,350/ounce
Silver price	$17/ounce
Mine life	2036
Discount rate	5%

The Company’s analysis concluded that the carrying values of the Masbate Mine property, plant and equipment at December 31, 2019 were lower than the FVLCD and has therefore resulted in a partial reversal of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million. The net impairment reversal recorded in the Consolidated Statement of Operations after taking into account a deferred income tax expense of $30 million was $70 million.

Sensitivities

The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would result in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $50 per ounce decrease in the long-term gold price assumption would result in the pre-tax impairment reversal being reduced by approximately $80 million. The net reduction in the impairment reversal after taking into account deferred income taxes of $24 million would be $56 million. A 50 basis point increase in the discount rate would result in the impairment reversal being reduced by $21 million (excluding gold price impact above). The net reduction in the impairment reversal due to discount rate changes after taking into account a deferred income taxes of $6 million would be $15 million.
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements and estimates about future events or circumstances, in particular whether an economically viable mine can be established. Judgements and estimates made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence over an investee requires the application of judgement when assessing factors that could give rise to a significant influence. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has.

Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.

NEW ACCOUNTING STANDARDS ADOPTED
The following standard has been adopted as at January 1, 2019 in accordance with the transitional provisions outlined in the respective standard. The effect of adoption of this new pronouncement is outlined below and in Note 3 to the Company's annual consolidated financial statements as at December 31, 2019.

IFRS 16 - Leases

IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases. The effect of adopting this new pronouncement is outlined below and in more detail in Note 3 to our consolidated financial statements as at December 31, 2019.

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%.

The Company applied the following practical expedients in the adoption of IFRS 16:

•	Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;

•	For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;

•	Excluded initial direct costs from measuring right-of-use assets at the date of initial application; and

•	For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

For the year ended December 31, 2019, payments totalling $4 million relating to short-term leases (those with a term of 12 months or less) and $45 million relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations, including those related to the Nicaraguan Assets included as part of income from discontinued operations.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2019, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2019, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2019, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2019 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Effective January 1, 2019, the Company began presenting these measures on a sales basis in addition to a production basis. Prior period comparatives have been updated to reflect this change. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine(1)	La Libertad Mine(1)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	95,502	1,507	3,506	5,013	10,111	110,626
Royalties and production taxes	13,062	5,942	3,149	22,153	155	76	231	690	23,074

Total cash costs	55,852	37,703	24,100	117,655	1,662	3,582	5,244	10,801	133,700

Gold sold (ounces)	110,800	47,600	53,400	211,800	2,162	4,475	6,637	12,478	230,915

Cash operating costs per ounce ($/ gold ounce sold)	386	667	392	451	697	783	755	810	479

Total cash costs per ounce ($/ gold ounce sold)	504	792	451	556	769	800	790	866	579
(1) Includes results from the El Limon and Libertad mines until October 15, 2019.

	For the three months ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	33,634	28,177	20,534	82,345	10,655	19,295	29,950	—	112,295
Royalties and production taxes	10,036	4,702	2,178	16,916	847	469	1,316	—	18,232

Total cash costs	43,670	32,879	22,712	99,261	11,502	19,764	31,266	—	130,527

Gold sold (ounces)	93,800	50,000	44,229	188,029	12,626	20,652	33,278	—	221,307

Cash operating costs per ounce ($/ gold ounce sold)	359	564	464	438	844	934	900	—	507

Total cash costs per ounce ($/ gold ounce sold)	466	658	514	528	911	957	940	—	590

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine(1)	La Libertad Mine(1)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	374,178	36,860	74,543	111,403	10,111	495,692
Royalties and production taxes	49,941	19,884	9,868	79,693	3,724	2,003	5,727	690	86,110

Total cash costs	217,608	144,418	91,845	453,871	40,584	76,546	117,130	10,801	581,802

Gold sold (ounces)	441,400	211,300	175,100	827,800	45,237	70,428	115,665	12,478	955,943

Cash operating costs per ounce ($/ gold ounce sold)	380	589	468	452	815	1,058	963	810	519

Total cash costs per ounce ($/ gold ounce sold)	493	683	525	548	897	1,087	1,013	866	609

(1) Includes results from the El Limon and Libertad mines until October 15, 2019.

	For the year ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	144,041	120,876	85,528	350,445	47,388	77,869	125,257	—	475,702
Royalties and production taxes	46,123	17,412	8,525	72,060	4,130	2,084	6,214	—	78,274

Total cash costs	190,164	138,288	94,053	422,505	51,518	79,953	131,471	—	553,976

Gold sold (ounces)	441,900	223,500	168,296	833,696	53,695	83,018	136,713	—	970,409

Cash operating costs per ounce ($/ gold ounce sold)	326	541	508	420	883	938	916	—	490

Total cash costs per ounce ($/ gold ounce sold)	430	619	559	507	959	963	962	—	571

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine(1)	La Libertad Mine(1)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	95,502	1,507	3,506	5,013	10,111	110,626
Inventory sales adjustment	840	3,454	1,214	5,508	80	(484)	(404)	(1,306)	3,798

Cash operating costs	43,630	35,215	22,165	101,010	1,587	3,022	4,609	8,805	114,424

Gold produced (ounces)	119,243	50,741	58,422	228,406	3,096	2,914	6,010	10,724	245,140

Cash operating costs per ounce ($/ gold ounce produced)	366	694	379	442	513	1,037	767	821	467
(1) Includes results from the El Limon and Libertad mines until October 15, 2019.

	For the three months ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	33,634	28,177	20,534	82,345	10,655	19,295	29,950	—	112,295
Inventory sales adjustment	6,977	2,464	573	10,014	292	(1,362)	(1,070)	—	8,944

Cash operating costs	40,611	30,641	21,107	92,359	10,947	17,933	28,880	—	121,239

Gold produced (ounces)	105,280	51,555	44,766	201,601	11,893	18,193	30,086	—	231,687

Cash operating costs per ounce ($/ gold ounce produced)	386	594	471	458	920	986	960	—	523

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine(1)	La Libertad Mine(1)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	374,178	36,860	74,543	111,403	10,111	495,692
Inventory sales adjustment	3,048	4,662	61	7,771	(550)	441	(109)	(1,306)	6,356

Cash operating costs	170,715	129,196	82,038	381,949	36,310	74,984	111,294	8,805	502,048

Gold produced (ounces)	455,810	217,340	177,966	851,116	47,288	71,091	118,379	10,724	980,219

Cash operating costs per ounce ($/ gold ounce produced)	375	594	461	449	768	1,055	940	821	512
(1) Includes results from the El Limon and Libertad mines until October 15, 2019.

	For the year ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	144,041	120,876	85,528	350,445	47,388	77,869	125,257	—	475,702
Inventory sales adjustment	3,880	(2,209)	(1,470)	201	(1,425)	(2,260)	(3,685)	—	(3,484)

Cash operating costs	147,921	118,667	84,058	350,646	45,963	75,609	121,572	—	472,218

Gold produced (ounces)	439,068	216,498	167,346	822,912	49,629	80,963	130,592	—	953,504

Cash operating costs per ounce ($/ gold ounce produced)	337	548	502	426	926	934	931	—	495

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. This clarification on capitalized stripping is expected to result in the majority of the Company’s deferred stripping being now classified as sustaining whereas previously, portions would have been classified as non-sustaining if the stripping did not benefit the current year’s production. The Company adopted the updates to the Guidance Note, including presenting all-in sustaining costs on a sales-basis, effective January 1, 2019. Prior period comparatives have been updated to reflect the change to a sale-basis measure only.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine(4)	La Libertad Mine(4)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	—	95,502	1,507	3,506	5,013	10,111	110,626
Royalties and production taxes	13,062	5,942	3,149	—	22,153	155	76	231	690	23,074
Corporate administration	2,155	1,434	863	13,107	17,559	108	116	224	645	18,428
Share-based payments – RSUs/DSUs(1)	—	—	—	1,553	1,553	—	—	—	—	1,553
Community relations	272	78	457	—	807	52	10	62	—	869
Reclamation liability accretion(2)	132	117	89	—	338	—	—	—	53	391
Realized (gains) losses on fuel derivative contracts	40	3	(24)	—	19	—	5	5	—	24
Sustaining lease expenditures	193	357	55	178	783	—	—	—	—	783
Sustaining capital expenditures(3)	13,632	4,947	21,633	—	40,212	1,175	746	1,921	295	42,428
Sustaining mine exploration(3)	3,597	876	751	—	5,224	—	37	37	172	5,433

Total all-in sustaining costs	75,873	45,515	47,924	14,838	184,150	2,997	4,496	7,493	11,966	203,609

Gold sold (ounces)	110,800	47,600	53,400	—	211,800	2,162	4,475	6,637	12,478	230,915

All-in sustaining cost per ounce ($/ gold ounce sold)	685	956	897	—	869	1,386	1,005	1,129	959	882
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
(4) Includes results from the El Limon and Libertad mines until October 15, 2019.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	68,130	5,205	21,633	94,968	1,175	746	1,921	3,196	100,085
Mine expansion equipment	(25,213)	—	—	(25,213)	—	—	—	—	(25,213)
Plant expansion	(15,372)	—	—	(15,372)	—	—	—	—	(15,372)
Solar plant	(13,913)	—	—	(13,913)	—	—	—	—	(13,913)
Masbate processing plant upgrade	—	(19)	—	(19)	—	—	—	—	(19)
Other	—	(239)	—	(239)	—	—	—	—	(239)
Limon Central	—	—	—	—	—	—	—	(1,807)	(1,807)
Plant Upgrade	—	—	—	—	—	—	—	(90)	(90)
Other	—	—	—	—	—	—	—	(1,004)	(1,004)

Sustaining capital expenditures	13,632	4,947	21,633	40,212	1,175	746	1,921	295	42,428

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	3,597	876	788	5,261	67	80	147	538	5,946
Regional exploration	—	—	(37)	(37)	(67)	(43)	(110)	(366)	(513)

Sustaining mine exploration	3,597	876	751	5,224	—	37	37	172	5,433

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended December 31, 2018:

	For the three months ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	33,634	28,177	20,534	—	82,345	10,655	19,295	29,950	—	112,295
Royalties and production taxes	10,036	4,702	2,178	—	16,916	847	469	1,316	—	18,232
Corporate administration	1,644	2,261	1,129	14,527	19,561	741	658	1,399	—	20,960
Share-based payments – RSUs/DSUs(1)	20	—	—	805	825	—	—	—	—	825
Community relations	669	284	562	—	1,515	762	261	1,023	—	2,538
Reclamation liability accretion(2)	181	123	110	—	414	105	241	346	—	760
Realized gains on fuel derivative contracts	(1,026)	(992)	(551)	—	(2,569)	—	(118)	(118)	—	(2,687)
Sustaining capital expenditures(3)	9,314	5,583	3,784	—	18,681	2,637	2,644	5,281	—	23,962
Sustaining mine exploration(3)	1,749	267	433	—	2,449	108	206	314	—	2,763

Total all-in sustaining costs	56,221	40,405	28,179	15,332	140,137	15,855	23,656	39,511	—	179,648

Gold sold (ounces)	93,800	50,000	44,229	—	188,029	12,626	20,652	33,278	—	221,307

All-in sustaining cost per ounce ($/ gold ounce sold)	599	808	637	—	745	1,256	1,145	1,187	—	812
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the three months ended December 31, 2018:

	For the three months ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	14,983	14,412	9,452	38,847	4,723	3,535	8,258	—	47,105
Carryover construction costs	(1,259)	—	—	(1,259)	—	—	—	—	(1,259)
Fadougou relocation	(3,641)	—	—	(3,641)	—	—	—	—	(3,641)
Tailing storage facilities stages 2 and 3	(215)	—	—	(215)	—	—	—	—	(215)
Mobile equipment purchases	(377)	—	—	(377)	—	—	—	—	(377)
Other	(177)	—	—	(177)	—	—	—	—	(177)
Masbate processing plant upgrade	—	(5,732)	—	(5,732)	—	—	—	—	(5,732)
Montana extension	—	(170)	—	(170)	—	—	—	—	(170)
Tailings storage facility stage 11	—	(1,083)	—	(1,083)	—	—	—	—	(1,083)
Prestripping	—	(1,812)	—	(1,812)	—	—	—	—	(1,812)
Other	—	(32)	—	(32)	—	—	—	—	(32)
Prestripping	—	—	(5,604)	(5,604)	—	—	—	—	(5,604)
Game farm	—	—	(64)	(64)	—	—	—	—	(64)
Plant upgrade	—	—	—	—	(52)	—	(52)	—	(52)
Land purchases	—	—	—	—	(334)	—	(334)	—	(334)
Limon tailings project	—	—	—	—	(39)	—	(39)	—	(39)
Limon Central	—	—	—	—	(1,007)	—	(1,007)	—	(1,007)
Veta Nueva underground development	—	—	—	—	(654)	—	(654)	—	(654)
Tailings storage facility	—	—	—	—	—	(891)	(891)	—	(891)

Sustaining capital expenditures	9,314	5,583	3,784	18,681	2,637	2,644	5,281	—	23,962

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the three months ended December 31, 2018:

	For the three months ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	2,115	1,471	433	4,019	689	959	1,648	—	5,667
Regional exploration	(366)	(1,204)	—	(1,570)	(581)	(753)	(1,334)	—	(2,904)

Sustaining mine exploration	1,749	267	433	2,449	108	206	314	—	2,763

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine(4)	La Libertad Mine(4)	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	—	374,178	36,860	74,543	111,403	10,111	495,692
Royalties and production taxes	49,941	19,884	9,868	—	79,693	3,724	2,003	5,727	690	86,110
Corporate administration	6,596	4,405	5,481	38,076	54,558	1,809	1,428	3,237	645	58,440
Share-based payments – RSUs/DSUs(1)	57	—	—	6,478	6,535	—	—	—	—	6,535
Community relations	1,303	672	1,252	—	3,227	1,214	360	1,574	—	4,801
Reclamation liability accretion(2)	625	531	438	—	1,594	313	552	865	53	2,512
Realized (gains) losses on fuel derivative contracts	(1,199)	(1,217)	(788)	—	(3,204)	—	11	11	—	(3,193)
Sustaining lease expenditures	772	1,253	357	705	3,087	—	—	—	—	3,087
Sustaining capital expenditures(3)	42,739	19,959	56,085	—	118,783	12,955	17,607	30,562	295	149,640
Sustaining mine exploration(3)	14,487	2,090	2,132	—	18,709	—	1,294	1,294	172	20,175

Total all-in sustaining costs	282,988	172,111	156,802	45,259	657,160	56,875	97,798	154,673	11,966	823,799

Gold sold (ounces)	441,400	211,300	175,100	—	827,800	45,237	70,428	115,665	12,478	955,943

All-in sustaining cost per ounce ($/ gold ounce sold)	641	815	895	—	794	1,257	1,389	1,337	959	862
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
(4) Includes results from the El Limon and Libertad mines until October 15, 2019.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	132,847	25,894	56,085	214,826	31,541	17,607	49,148	3,196	267,170
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	—	(4,880)
Mine expansion equipment	(38,362)	—	—	(38,362)	—	—	—	—	(38,362)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	—	(1,738)
Plant expansion	(24,116)	—	—	(24,116)	—	—	—	—	(24,116)
Solar plant	(14,400)	—	—	(14,400)	—	—	—	—	(14,400)
Masbate processing plant upgrade	—	(5,571)	—	(5,571)	—	—	—	—	(5,571)
Other	—	(364)	—	(364)	—	—	—	—	(364)
Limon Central	—	—	—	—	(16,897)	—	(16,897)	(1,807)	(18,704)
Plant Upgrade	—	—	—	—	(1,312)	—	(1,312)	(90)	(1,402)
Limon tailings project	—	—	—	—	(377)	—	(377)	—	(377)
Other	—	—	—	—	—	—	—	(1,004)	(1,004)

Sustaining capital expenditures	42,739	19,959	56,085	118,783	12,955	17,607	30,562	295	149,640

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	14,487	3,971	2,455	20,913	1,980	2,783	4,763	538	26,214
Regional exploration	—	(1,881)	(323)	(2,204)	(1,980)	(1,489)	(3,469)	(366)	(6,039)

Sustaining mine exploration	14,487	2,090	2,132	18,709	—	1,294	1,294	172	20,175

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	144,041	120,876	85,528	—	350,445	47,388	77,869	125,257	—	475,702
Royalties and production taxes	46,123	17,412	8,525	—	72,060	4,130	2,084	6,214	—	78,274
Corporate administration	4,947	4,950	6,099	35,196	51,192	2,722	2,224	4,946	—	56,138
Share-based payments – RSUs/DSUs(1)	203	—	—	2,947	3,150	—	—	—	—	3,150
Community relations	2,133	869	1,212	—	4,214	1,958	683	2,641	—	6,855
Reclamation liability accretion(2)	683	475	406	—	1,564	398	674	1,072	—	2,636
Realized gains on fuel derivative contracts	(3,067)	(3,451)	(1,614)	—	(8,132)	—	(496)	(496)	—	(8,628)
Sustaining capital expenditures(3)	28,424	20,363	19,880	—	68,667	16,615	14,718	31,333	—	100,000
Sustaining mine exploration(3)	6,438	1,817	1,728	—	9,983	973	1,031	2,004	—	11,987

Total all-in sustaining costs	229,925	163,311	121,764	38,143	553,143	74,184	98,787	172,971	—	726,114

Gold sold (ounces)	441,900	223,500	168,296	—	833,696	53,695	83,018	136,713	—	970,409

All-in sustaining cost per ounce ($/ gold ounce sold)	520	731	724	—	663	1,382	1,190	1,265	—	748
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	68,520	47,905	50,831	167,256	22,008	16,143	38,151	—	205,407
Carryover construction costs	(13,736)	—	—	(13,736)	—	—	—	—	(13,736)
Fadougou relocation	(11,362)	—	—	(11,362)	—	—	—	—	(11,362)
Tailing storage facilities stages 2 and 3	(6,146)	—	—	(6,146)	—	—	—	—	(6,146)
Mobile equipment purchases	(6,782)	—	—	(6,782)	—	—	—	—	(6,782)
Other	(2,070)	—	—	(2,070)	—	—	—	—	(2,070)
Masbate processing plant upgrade	—	(19,290)	—	(19,290)	—	—	—	—	(19,290)
Montana extension	—	(3,093)	—	(3,093)	—	—	—	—	(3,093)
Tailings storage facility	—	(2,514)	—	(2,514)	—	—	—	—	(2,514)
Prestripping	—	(2,463)	—	(2,463)	—	—	—	—	(2,463)
Other	—	(182)	—	(182)	—	—	—	—	(182)
Prestripping	—	—	(26,942)	(26,942)	—	—	—	—	(26,942)
Solar plant	—	—	(3,830)	(3,830)	—	—	—	—	(3,830)
Game farm	—	—	(179)	(179)	—	—	—	—	(179)
Plant upgrade	—	—	—	—	(1,477)	—	(1,477)	—	(1,477)
Land purchases	—	—	—	—	(800)	—	(800)	—	(800)
Limon tailings project	—	—	—	—	(729)	—	(729)	—	(729)
Limon Central	—	—	—	—	(1,514)	—	(1,514)	—	(1,514)
Veta Nueva underground development	—	—	—	—	(873)	—	(873)	—	(873)
Tailing storage facility	—	—	—	—	—	(1,425)	(1,425)	—	(1,425)

Sustaining capital expenditures	28,424	20,363	19,880	68,667	16,615	14,718	31,333	—	100,000

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	14,246	4,941	1,744	20,931	6,247	4,798	11,045	—	31,976
Regional exploration	(7,808)	(3,124)	(16)	(10,948)	(5,274)	(3,767)	(9,041)	—	(19,989)

Sustaining mine exploration	6,438	1,817	1,728	9,983	973	1,031	2,004	—	11,987

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income (including results from the Nicaraguan Assets) to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	177,414	(58,948)	293,382	28,938
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	3,643	5,171	18,579	21,063
Provision for non-recoverable input taxes	—	—	—	(1,140)
(Reversal) impairment of long-lived assets, net	(100,477)	34,207	(100,477)	55,353
Write-down of mineral property interests	4,742	8,723	6,923	9,222
Gain on sale of Nicaraguan Assets	(40,129)	—	(40,129)	—
Unrealized gain on fair value of convertible notes	—	—	—	(10,651)
Unrealized (gain) loss on derivative instruments	(2,469)	13,026	1,699	4,757
Deferred income tax expense	26,035	1,018	57,747	33,840

Adjusted net income attributable to shareholders of the Company for the period	68,759	3,197	237,724	141,382

Basic weighted average number of common shares outstanding (in thousands)	1,027,001	991,293	1,014,100	986,755

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.07	0.00	0.23	0.14

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2019	2019	2019	2019	2018	2018	2018	2018
Gold revenue ($ in thousands)	313,659	310,783	267,213	263,982	230,910	280,044	242,311	298,159
Net income (loss) for the period ($ in thousands)	182,413	65,583	41,322	26,523	(49,676)	16,036	21,333	57,428
Earnings (loss) per share (1) – basic ($)	0.17	0.05	0.04	0.02	(0.06)	0.01	0.02	0.06
Earnings (loss) per share (1) – diluted ($)	0.17	0.05	0.04	0.02	(0.06)	0.01	0.02	0.04
Cash flows from operating activities ($ in thousands)	144,905	167,834	92,816	86,419	74,145	143,235	86,211	147,276
Gold sold, excluding discontinued operations (ounces)	211,800	208,900	203,700	203,400	188,029	232,209	188,029	225,429
Average realized gold price ($/ ounce)	1,481	1,488	1,312	1,298	1,233	1,209	1,289	1,323
Gold produced, excluding discontinued operations (ounces)	228,406	213,278	208,890	200,542	201,601	206,947	207,576	206,788
Gold produced, total including discontinued operations (ounces)	245,140	258,200	246,020	230,859	231,687	242,040	240,093	239,684
Cash operating costs (2) ($/ gold ounce sold)	479	507	543	545	507	496	489	471
Total cash costs (2) ($/ gold ounce sold)	579	603	624	629	590	571	573	552
All-in sustaining costs (2) ($/ gold ounce sold)	882	807	914	848	812	717	758	719
Adjusted net income (1)(2) ($ in thousands)	68,759	88,747	48,640	31,578	3,197	38,132	43,291	56,762
Adjusted earnings per share (1)(2) – basic ($)	0.07	0.09	0.05	0.03	0.00	0.04	0.04	0.06

(1)	Attributable to the shareholders of the Company.

(2)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold, resulting from the sales in the first quarter of 2018 of bullion held in inventory at December 31, 2017 and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Quarterly gold revenue in the four quarters of 2019 increased from the fourth quarter of 2018 due to the higher gold price realized. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million.

Quarterly cash flows provided by operating activities reflect the cash flows from the timing of gold sales and the average realized gold price each quarter.
SUMMARY AND OUTLOOK
For B2Gold, 2019 was another record year, with record consolidated gold production of 980,219 ounces including record annual production from the large, low-cost Fekola Mine in Mali and the Masbate Mine in the Philippines. Cash flows from operations totalled a record $492 million, a product of the Company's record annual gold production, ongoing disciplined cost control at all projects and higher realized gold prices in 2019. B2Gold has also continued to execute on its financial strategy of using debt and operating cash flow from existing operations rather than equity to fund the construction of the Fekola and Otjikoto mines. B2Gold utilized its cash flows from operations to reduce total debt, including equipment loans and leases, by $220 million, from approximately $480 million at the beginning of the year to $260 million by year-end. The Company also reinforced its commitment to maximizing shareholder value by declaring its first quarterly dividend in the fourth quarter of 2019 and announcing its intention to maintain the payment of a quarterly dividend going forward. Payment of a dividend is the culmination of the Company's rapid and successful growth from an exploration Company to a successful, globally-diverse producer and marks the achievement of another of the Company's strategic objectives which was to become a sustainable, low-cost producer that utilizes cash flow to continue growth and to pay a dividend to its shareholders. B2Gold ended 2019 with cash and cash equivalents of $141 million.

In 2019, the Company completed infill drilling of the Fekola deposit, converting Mineral Resources from Inferred category to Indicated. Additional exploration drilling has continued to expand the Fekola mineralization to the north and remains open. Exploration drilling also continues on the highly prospective Anaconda zones, 20 km north of Fekola and the Cardinal zone, west of Fekola. Following a very successful year for exploration in 2019, the Company is planning another year of aggressive exploration in 2020 with a budget of approximately $51 million (excluding drilling included in the Gramalote joint venture budget), focusing predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines with a budget of $33 million. The Company has also allocated a further $18 million for its grassroots exploration programs for 2020.

On October 15, 2019, the Company completed a restructuring of its interests in its Nicaraguan Assets by closing a deal with Calibre, whereby Calibre acquired El Limon and La Libertad mines in return for gross consideration totaling $100 million (plus additional working capital adjustments of approximately $18 million) of which $40 million was received in Calibre common shares. The Company still currently retains an approximate 34% indirect interest in the Nicaraguan Assets through its equity interest in Calibre and will continue to share in any exploration success or economic upside realized for those operations.

Late in 2019, the Company and AGA signed an amended and restated shareholders agreement, under which B2Gold agreed to sole fund the next $13.9 million of expenditures on the Gramalote Project, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture. On January 1, 2020, B2Gold assumed the role of manager of the Gramalote joint venture. The Company recently released the positive Gramalote PEA for Gramalote Ridge and expects to complete a final feasibility study by December 31, 2020. Based on the positive results from the Gramalote PEA, B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling and the results of a final feasibility study expected by the end of 2020.

For 2020, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 1,000,000 and 1,055,000 ounces of gold (including attributable ounces of between 45,000 and 50,000 from Calibre) with forecast cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce. The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet and the optimization of the mining sequence. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.

Looking forward through 2020 and beyond, the Company will continue to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate exploration opportunities and continue to pay a dividend.

OUTSTANDING SHARE DATA
At February 27, 2020, 1,035,554,050 common shares were outstanding. In addition, there were approximately 31.0 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$5.02 per share and approximately 3.93 million RSUs outstanding.
The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 5.5 million and 27.8 million as at January 1, 2019 and December 31, 2019, respectively.
CAUTION ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance in 2020; projected consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; projected consolidated cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce in 2020; the anticipated repayment of a further $200 million of the outstanding RCF balance in 2020; future debt levels; the realization of a significant increase in gold production from Fekola in 2020; the results of the Fekola PEA; the completion of the mill expansion at Fekola and the timing, results and costs thereof; the Fekola expansion based on the PEA being expected to increase life-of-mine to 2030 and increase processing throughput and gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019); the anticipated cost of the fleet expansion at Fekola; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine; an updated mineral reserves estimate at Fekola; the potential for the Mamba zone to become a significant new gold deposit near the Fekola Mine; the anticipated results of the expansion at Masbate; the development of the Wolfshag underground mine at Otjikoto and the timing, costs and results thereof; production levels and B2Gold's attributable share of production of El Limon and La Libertad; the results of the Gramalote PEA; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; the availability of future takedowns under the RCF; the RCF and operating cash flows allowing B2Gold to meet its current obligations as they come due and providing financial flexibility to advance existing assets and pursue exploration opportunities; the potential payment of future dividends, including the timing and amount of any such dividends; planned exploration, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre; the potential dilution of B2Gold's interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS
Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.